
99¢
only
STORES



Gourmet Foods

"What the newcomers are just learning...
99¢ Only Stores has been perfecting for over 20 years!"

2002

ANNUAL REPORT


Gourmet Fancy Foods

About Our Cover

Your Company began to roll out Gourmet Fancy Food sections in September 2002 to its store base. These gourmet sections appeal to your Company's growing legion of upscale customers. In a March 2003 Orange County Register publication survey, its readers in upscale Southern Orange County voted 99 Cents Only Stores as the business they would most like to see open.

About Your Company

99¢ *Only* STORES® is a unique deep-discount retailer of primarily name-brand consumable general merchandise at an affordable, single-price point. From its first store opening in 1982, your Company's chain of 99¢ Only Stores has expanded to 151 stores as of December 31, 2002, located in California, Las Vegas, Nevada and Phoenix, Arizona, and as of mid 2003, Houston, Texas. Your Company is the oldest existing single-price retail chain in the country. Your Company's stores are attractively merchandised, clean, full service "destination" locations that offer customers significant value on their everyday household needs in an exciting shopping environment. Sales per average 99¢ Only Stores in 2002 increased to $4.75 million and sales per saleable square foot were an industry leading $309. New store return on investment is over 99%. Company return on invested capital, excluding cash and marketable securities, is an industry leading 30.3%. Merchandise encompasses a wide selection of name-brand closeout and regularly available consumable products, including food, household supplies and health and beauty care. Some of our product is also wholesaled through our Bargain Wholesale Division.

Table of Contents

"Low Prices are Born Here and Raised Elsewhere!"®

FINANCIAL HIGHLIGHTS

(in thousands except per share data and square foot data)

	Years Ended December 31,				
	2002	2001	2000	1999	1998
Net Sales					
99¢ Only Stores	**$663,983**	$522,019	$402,071	$312,306	$238,868
Bargain Wholesale(1)	**49,959**	56,250	49,876	47,652	53,202
Total	**$713,942**	$578,269	$451,947	$359,958	$292,070
Net Income from Continuing Operations	**$58,974**	$48,443	$38,858	$34,138	$26,492
Net Income (Loss) from Discontinued operations (2)	**–**	–	(1,050)	(12,167)	201
Net Income	**$58,974**	$48,443	$37,808	$21,971	$26,693
Earnings Per Share from Continuing Operations(3)	**$0.83**	$0.69	$0.56	$0.50	$0.40
Earnings (Loss) Per Share from Discontinued Operations(2)(3)	**–**	–	($0.02)	($0.18)	–
Number of Shares (3)	**71,181**	70,009	68,945	67,954	65,486
Cash & Equivalents	**$154,842**	$147,798	$118,464	$58,955	$46,549
Total Assets	**439,910**	352,158	277,285	224,015	194,167
Total Liabilities	**43,295**	32,515	23,752	28,475	29,802
Shareholders Equity	**$396,315**	$319,643	$253,533	$195,540	$164,365
Number of Stores Open at year end(4)	**151**	123	98	78	64
Average Sales Per Store(4)(5)	**$4,750**	$4,647	$4,487	$4,433	$4,147
Sales per Saleable Square Foot(4)(6)	**$309**	$319	$318	$332	$335

(1) Includes $4.7 and $12.0 million of shipments to its former subsidiary, Universal International Inc., in 2001 and in 1998 respectively.
(2) Includes loss from discontinued operations of $3.2 million and estimated loss on disposal of $9.0 million in 1999.
(3) Earnings per common share have been computed by dividing net income by the number of common shares and common stock equivalents outstanding. Common stock equivalents include outstanding stock options after applying the treasury stock method.
(4) Includes retail operating data solely for the Company's 99¢ Only Stores.
(5) Computed based upon stores open for the entire period.
(6) Computed based upon estimated total saleable square footage of stores open for the entire period.

TOTAL SALES
(in millions)


$750
$700
$650
$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
1998 1999 2000 2001 2002

NET INCOME FROM CONTINUING OPERATIONS
(in millions)


$60
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
1998 1999 2000 2001 2002

TO OUR FELLOW SHAREHOLDERS:

We are happy to report in 2002 your Company again met its earning per share growth goal of 20%. This past year has shown 99¢ Only Stores can continue its growth momentum as it expands further outside of Southern California. Total sales grew 23.5% and earnings per share grew 20.3%. Earnings for 2002 were $0.83 per share. Retail sales increased 27.2%. Average sales per store increased to $4.75 million and sales per sellable square foot were $309. Operating margin and net income for 2002 were 12.7% and 8.3%, respectively. These are industry leading performance measurements.


99¢
only
STORES

The 28 stores your Company opened during 2002 are performing well including our new market stores in Northern and Central California, Phoenix and Las Vegas. Your management believes that the success in Las Vegas, Northern and Central California and Phoenix validates the 99¢ Only Stores retail format and demonstrates its viability beyond Southern California.

> *"In early 2003, your Company announced it would accelerate its entry into the Texas market with its first store expected to open in Houston mid-year 2003. About fifteen stores are planned for Houston in 2003."*

In early 2003, your Company announced it would accelerate its entry into the Texas market with its first store expected to open in Houston mid-year 2003. About 15 stores are planned for Houston in 2003. On January 28, 2003 your Company completed a cash purchase of a large state-of-the-art distribution center in Katy, Texas. The Katy facility is 15 miles west of downtown Houston right off of Interstate 10. Additionally, about 23 stores in California, Las Vegas and Phoenix are planned for 2003. Your management believes its new geographic markets will continue to perform well. In total, we expect to open at least 38 new stores in 2003 with about 80% located outside Southern California. This is a store growth rate of 25%.



Your Company continues to offer its customers excellent values. There continues to be an ample availability of excellent close-out opportunities including many recognizable brands. Additionally, our experienced team of buyers has diligently sourced new suppliers, developed new re-orderable products and expanded categories. An excellent example of our creative merchandising strategy is the purchase in 2002 of two once well known, but now dormant brands, Rinso and Halsa from the Unilever and Dep Corporations. A photo of our growing line of recently introduced Rinso cleaning products is included in this report.

We continue to focus on expanding our consumable product mix as they drive traffic into the stores. In 2002, food grew slightly faster in the relative overall mix due to the continued success of our frozen, ice cream and refrigerated sections and the successful introduction of milk. In 2002, we continued to expand our refrigerated and frozen section and add walk-in storage boxes at existing stores. This helps

Rinso Product Line


Rinso
Since 1910
Rinso
Rinso
HEAVY DUTY

increase product selection and improve in-store stock positions. In 2003, we plan to introduce milk into our store base outside of California and to complete the retrofitting of our older stores with new refrigerated and frozen storage walk-in boxes.

Your Company is committed over the long term to become an industry leader in the utilization of information technology in certain areas of concentration. 2002 saw many improvements to your Company's technology systems. The rollout of point-of-sale barcode scanning was completed in early 2002 at all retail stores. Other store level highlights include labor-scheduling software, enhanced credit card processing software, electronically integrated cash counting machines and significant improvement to the store merchandise ordering system. These achievements help to improve merchandise in-stock positions and to control labor and costs.

Your management's annual growth objectives continue to be to expand retail square footage by 25% and increase earnings 20%. However, the good fortune of this rapid growth is not without its challenges. To support this expansion and bring increased focus on improving sales, margins and expenses, we expect to continue to improve our technology systems and to enhance an already strong and committed management team.


99¢
99¢ only
99¢
NOW OPEN
99¢

Your Company ended the year in a very strong cash position. Despite purchasing several store locations for cash, we finished 2002 with $192 million in cash and marketable securities, with no debt and $1.6 million in capitalized leases.

We remain very excited about our store model and growth potential. We are among a very select group of retailers with an average new store return on investment greater than 99%. We have now demonstrated that our store concept is portable outside of Southern California. Furthermore, our stores do as well, if not better, in middle to upper income neighborhoods versus blue collar. In fact our highest volume store ($9.9 million in 2002) is a stand-alone location situated adjacent to Beverly Hills, California on Wilshire Boulevard. Our stores can anchor a shopping center or also do well next to supermarkets, drug stores and big-box retailers.

Your management remains focused on providing excellent value to our customers, suppliers, employees and our shareholders. In 2002 your Company was added to the S&P Midcap 400 Index. In early 2003, your Company won the "Employer of the Year" award from the *Los Angeles Business Journal* and also won the "Store-Specific Merchandising & Marketing" award for "Best Dollar Store". On behalf of 99¢ Only Stores' 6,000 plus employee stakeholders, we are grateful for your support and will continue to work diligently to justify it.

DAVE GOLD
Chairman of the Board and CEO

ERIC SCHIFFER
President

The Company's stock trades on the New York Stock Exchange under the symbol "NDN".

2002 Growth Highlights

1st Quarter

The roll out of your company's store level point-of-sale bar-code scanning was completed in January 2002, six months ahead of schedule. A four-for-three stock split took place on March 25, 2002. This increased the outstanding number of shares from approximately 52.1 million to 69.5 million. A record nine stores were opened during the first quarter with 75% outside of Southern California. Total number of stores at March 31, 2002 was 132. Total sales and retail sales for the first quarter were up 30.5% and 35.8%, respectively, with 8.0% comparable store sales. Net income for the quarter was up 25.2% over 2001. Earnings per share were $0.18 per share, up 28.6% over 2001.

2nd Quarter

Your company purchased the brand names of Rinso and Halsa from the Unilever and Dep Corporations, respectively. Your Company was ranked among the top retail chains by *Stores Magazine*. Seven stores were opened in the second quarter, including its first two stores in Northern California in the Sacramento area, bringing the store count at quarter end to 139. Your Company achieved total sales and retail sales growth for the second quarter of 23.1% and 26.9%, respectively, with 2.1% comparable store sales. Net income for the quarter was up 23.7% over 2001. Earnings per share were $0.19, up 18.8% over 2001.


6
5
4


99¢ only
99¢
NOW OPEN

3rd Quarter

Milk was introduced in July as a regularly available item and its roll out to the California store base was complete as of year end. A Gourmet Fancy Food section was introduced during the quarter and is in the process of being rolled out to almost all the stores. Five stores were opened in the third quarter, bringing the store count at September 30, 2002 to 144. Total sales and retail sales for the third quarter were up 19.6% and 22.6%, respectively, with 1.1% comparable store sales. Net income for the quarter was up 18.7% over 2001. Earnings per share were $0.19, up 18.8% over 2001.

4th Quarter

Seven stores were opened in the fourth quarter bringing the year ending store count to 151. About 75% of stores opened during 2002 were outside of Southern California. Total sales and retail sales for the fourth quarter were up 21.9% and 25.3%, respectively, with 3.1% comparable store sales. Total sales for the year were up 23.5% to $713.9 million, and retail sales were up 27.2% to $664.0 million. Net income for the year was $59.0 million, up 21.7% over 2001. Earnings per share for the quarter were $0.28, up 21.7% over 2001. Earnings per share for the 2002 year were $.83, up 20.3% over 2001.

New Store Growth: At 12/31/02, your Company had 151 stores with 115 in Southern California, 11 in Central California, 5 in Northern California, 9 in Las Vegas, Nevada and 11 in Phoenix, Arizona. Your Company expects to open 38 stores in 2003, including about 15 in Houston, Texas.



3 Sacramento County
Sacramento
2 San Joaquin County
1 Stanislaus County
CALIFORNIA
1 Merced County
2 Fresno County
2 Tulare County
2 Santa Barbara County
3 Kern County
San Bernardino County 11
5 Ventura County
67 Los Angeles County
Los Angeles
Riverside County 6
14 Orange County
12 San Diego County
San Diego
NEVADA
9 Las Vegas
ARIZONA
Phoenix 11
TEXAS
Houston
Map Detail Area
PACIFIC OCEAN
Distribution Center

Location	Month Open	Gross Square Footage
Clovis, Central California	Jan '02	29,500
Fresno, Central California	Jan '02	23,200
Los Angeles, Southern California	Feb '02	15,700
Summerlain, Nevada	Feb '02	20,800
Visalia, Central California	Feb '02	23,200
Surprise, Arizona	Feb '02	30,100
Scottsdale, Arizona	Feb '02	21,800
La Mesa, Southern California	Mar '02	25,100
Porterville, Central California	Mar '02	29,600
Las Vegas, Nevada	Apr '02	22,500
Mesa, Arizona	Apr '02	25,500
Lodi, Northern California	Apr '02	25,000
Encinitas, Southern California	May '02	19,500
Phoenix, Arizona	May '02	26,500
Rancho Cordova, Northern California	Jun '02	22,500

Location	Month Open	Gross Square Footage
Chandler, Arizona	Jun '02	19,800
Phoenix, Arizona	Jul '02	17,100
Sacramento, Northern California	Aug '02	26,200
Ceres, Central California	Aug '02	28,600
Costa Mesa, Southern California	Sep '02	32,000
Las Vegas, Nevada	Sep '02	18,600
Long Beach, Southern California	Oct '02	20,000
Merced, Central California	Oct '02	26,200
Phoenix, Arizona	Nov '02	22,400
Yucaipa, Southern California	Dec '02	20,000
Henderson, Las Vegas	Dec '02	20,000
Carmichael, Northern California	Dec '02	33,000
Stockton, Northern California	Dec '02	36,000
Total		**680,400**
Average		**24,300**

Your Company's stores are located in freestanding buildings, neighborhood outdoor shopping centers (anchored by a 99¢ Only Stores, a supermarket or a drug store) or downtown central business districts. None of your Company's stores are located in an indoor shopping mall, outlet mall or small strip center. The communities your stores are located in are primarily densely populated, demographically diverse neighborhoods ranging from blue collar to upscale. Your Management generally prefers middle class areas for store locations because blue-collar customers are much more likely to go to a middle class neighborhood to shop than vice-versa.

As of Year End	1998	1999	2000	2001	2002
Total Saleable Square Footage	822,900	1,102,369	1,424,280	1,892,949	2,428,681
Total Gross Square Footage	1,038,700	1,387,364	1,796,874	2,406,561	3,087,322

Know of any good locations? Please tell us about them.
If we use your location, you will receive a 99¢ commission!

2003 GOALS & BEYOND

EXPANSION

Your Company plans to grow its retail square footage by at least 25% per year and expects to open about 150 stores during 2003 through 2005. The success of its stores outside of Southern California supports management's strong belief in the portability of its retail format to other geographic areas. Additionally, in January 2003 your Company purchased a 740,000 square foot state-of-the-art distribution center in the Houston, Texas area. This opportunistic purchase along with the ample availability of real estate in Houston helped your Company to decide to speed up its entry into the Texas market from early 2004 to mid 2003. About 15 Houston stores are expected to open in 2003. Texas is expected to have the potential for about 150 stores. Your Company plans to enter either the Dallas/Fort Worth or San Antonio markets in 2004. Your management believes the Southwestern USA, including California, can support over 450 stores.

Your Company plans to continue to expand and dominate its home market of California where it eventually expects to have approximately 275 stores. Your Company plans to open 38 net new stores in 2003. About 80% of year 2003 store openings are expected to be located outside of Southern California.

EMPLOYEES

Our workforce of 6000 plus capable employee stakeholders are expected to run their store, warehouse, department or register like they would run their own business or household. Training for management as well as entry level employees will receive intensive focus in 2003. Your Company plans to significantly enhance its current management training program through a combination of in-store hands on coaching, training stores, classroom teaching and improved recruiting and hiring procedures. Technology will play an important role in improving communications between the main office, distribution centers, field personnel and the stores, as well as in management training. For example, an internal intranet/internet email system will be rolled out to all stores starting in early 2003. This should help result in more efficient distribution of teaching materials and better communication companywide.

MERCHANDISING

Your Company is committed to offering its customers great values on everyday items in a clean exciting shopping environment. One visit to any 99¢ Only Stores will tell you the target customer includes middle to upper income. Although it is usually harder to get these upscale consumers in the first time, once they come in, they typically become our best customers and also generate the strongest word-of-mouth advertising. Your Company has received a lot of positive publicity about its newly introduced gourmet food section. This section helps 99¢ Only Stores to increase the shopping frequency of more upscale and educated customers. The roll out of the gourmet food sections is expected to be complete by early 2004. The gourmet food section also makes it easier for your company to obtain beer and wine licenses. In January 2003, your Company came in first place among a dozen retailers in a blind taste of inexpensively priced wines conducted by the Los Angeles Times *(See page 7)*.

Your Company has always purchased both close-out (or special opportunity buys) and re-orderable (or regularly available) merchandise. While name-brand close-outs have always been and will continue to be a key strength of 99¢ Only Stores, re-orderable merchandise allows your Company to always offer the consumer at least one item in most basic shelf stable consumable categories. This allows the consumer to shop 99¢ Only Stores on a weekly basis for their household needs versus once a month as a treasure hunt. Historically, re-orderables made up about 55% of sales. In 2002, re-orderable product grew to approximately 60% of the sales mix. This increase is mainly due to the growing selection of regularly available product in new product categories or expanded existing categories such as plants and gardening, candles, body washes and of course, refrigerated and frozen.

Your Company will continue to creatively work with its major consumer manufacturer vendors to ensure a strong selection of brand name product and develop new package sizes or exclusive items that provide exceptional value. An excellent example of this creativity is the purchase of the Rinso and Halsa brands from the Unilever and Dep Corporations. Your Company recently introduced a wide selection of Rinso cleaning products and is developing a complete line of Halsa hair-care products.

INFORMATION SYSTEMS

Your Company is committed over the long term to becoming an industry leader in the utilization of information technology in the areas of purchasing, warehouse automation, store communication and analysis of point-of-sale information. Your Company completed the implementation of its point-of-sale barcode scanning system chain-wide in January 2002. A data warehouse will be implemented in the first half of 2003 to help fully utilize the wealth of information captured by our new point-of-sale system. Additionally, the capabilities of the point-of-sale system will facilitate the introduction of 99¢ Only Stores' gift cards and phone cards by mid 2003. The point-of-sale system is expected to be a strong foundation aiding in building future store-level and corporate information systems.

An important 2003 goal is to continue the strengthening of information systems to help profitably grow our core business across Texas and eventually the rest of the country. An internal intranet/internet email system will be rolled out to all stores early in 2003. With the new Houston area distribution center (DC) scheduled for commencement of operation in mid 2003, the company will for the first time operate two separate distribution centers. To help meet the challenge of two DC's, your Company in March 2003 purchased a Warehouse Management System called "HighJump". A major distribution project for 2003 is the implementation of real-time radio frequency (RF) technology in the new Texas and the existing Los Angeles distribution centers for management and control of inventory transactions and movements. Having an online real-time RF-controlled warehouse should help increase inventory accuracy in our distribution centers and therefore help to better allocate product between the 2 DC's, lower costs and improve service to our stores (and our customers). Other projects include the creation of toolsets to aid our buyers in determining individual warehouse stocking needs, utilizing the automated mechanized conveyor pick-to-belt system in the new Texas DC and developing an automatic store replenishment program for the store's frozen and refrigerated sections.

Wednesday, January 8, 2003

Los Angeles Times

Taking $5 Wine Seriously



Here's how crazy the wine market has become in Southern California!

Our highest rated wine was a serious Cabernet from Washington state – the 1997 Stanton Hills Late Release from Columbia Valley – a wine that for years cost $15 a bottle, can now be found for 99 cents at 99 Cents Only Stores.

And, when we in the Food section included it in a blind tasting of 22 wines selling for less than $5, it finished in first place, far ahead of the pack.

How They Rated. The tasters used a scale of 0 to 5: **0** *(dump down drain),* **1** *(serve to enemies),* **2** *(sippable),* **3** *(fine for takeout),* **4** *(decent house wine),* **5** *(serve with pride).*

SCORE	WINE	COST	WHERE IT'S SOLD	COMMENTS	SNOB APPEAL
5	'97 Station Hills Late Release Cabernet Sauvignon "Columbia Valley" (Washington State	99 cents	99 Cents Only Stores	Big Cab flavor; wants a steak	"Late Release" pumps up sexiness of handsome label
4	'01 Butterfield Station Chardonnay"California"	$4.99	Los Angeles Wine Co., Marina del Rey	Buttery nose; expensive taste	Gold-medal winner at Orange County Fair
4	'00 Charles Shaw Merlot "California	$1.99	Trader Joe's	Good body and color; bland pleasant taste	Zilch. The Shaw wines have had their 15 minutes of media fare
3.5	'00 Crow Canyon Cabernet Sauvignon	$4.99	Wine Expo, Santa Monica; elsewhere	Soft, round finish; hay-like nose	Classy, classic California wine label
3	'01 Augey Bordeaux Red Wine (France)	$4.99	Beverage Warehouse, Marina del Rey; elsewhere	Green pepper nose; good fruit	Hey, it's from La Belle France. What more do you need to impress people?
2.5	'98 il Valore Chianti Riserve (Italy)	$4.99	Trader Joe's	Faint nose; a little sour; inoffensive	A noble heritage – from a genuine (we presume) Marchese, and a "Riserva," no less
2	'01 Banrock Station Shiraz (Australia)	$4.92	Red Carpet Wine, Glendale	Ashy aroma; out-of-season berry taste	Forget about it
1	'00 Montevento Valpolicella Classico (Italy)	$4.99	Wine Expo, Santa Monica	Chilly powder nose, slightly sour	Classy label, and even classier appellation
.5	Augey Bordeaux White Wine (France)	$4.99	Beverage Warehouse, Marina del Rey; elsewhere	Rubbing alcohol nose; tart no finish	Pour only in your finest plastic glasses
0	"99 Lakeville Ranch Sauvignon Blanc "Lake Country Maxwell Vineyard	$3.99	Topline Wine & Spirits, Glendale	Naked alcohol taste; acrid aftertaste	Deep-punt bottle and single vineyard appellation help it talk the talk
0	'01 Montevento Pinot Grigo (Italy)	$4.99	Wine Country, Signal Hill	Ben-Gay nose; raw and shrill in the mouth	Equal with the taste

CORPORATE INFORMATION

BOARD OF DIRECTORS

William O. Christy
Former President & CEO
Certified Grocers

Lawrence Glascott
Former Vice President Finance
Waste Management International.

Marvin Holen
Attorney, Former Director
Southern California Rapid Transit
District and United California
Savings Bank.

Ben Schwartz
Former CEO Food Company Markets
and Former Chairman Certified
Grocers.

John Shields
Former Chairman and CEO
Trader Joes

David Gold
Chairman and CEO

Howard Gold
Senior Vice President
Distribution

Jeff Gold
Senior Vice President
Real Estate and Information Systems

Eric Schiffer
President

EXECUTIVE OFFICERS

David Gold
Chairman and CEO

Eric Schiffer
President

Andrew Farina
Chief Financial Officer

Helen Pipkin
Senior Vice President
Wholesale Operations

Howard Gold
Senior Vice President
Distribution

Jeff Gold
Senior Vice President
Real Estate and Information Systems

OFFICERS

Robert Adams
Vice President Information Systems

Joe Albani
Vice President Administration

Heidi Crane
Vice President Finance

Jose Gomez
Vice President Retail Operations

Rachel Heath
Vice President Buying

Chet Harkonen
Vice President Distribution

Dick Saklad
Vice President Business Development

Russell Wolpert
Vice President Corporate Counsel

The chart below sets forth the percentage change in cumulative total shareholder return on 99¢ Only Stores common stock. This comparison assumes $99.99 was invested on December 31, 1997 in common stock of 99¢ Only Stores and each of the indices.

COMPARISON OF 5 YEARS CUMULATIVE RETURN



$400
$300
$200
$100
0.00
Dec. 1997
Dec. 1998
Dec. 1999
Dec. 2000
Dec. 2001
Dec. 2002
99¢ Only STORES
S&P Mid-Cap 400 Index
Russell 2000 Index

TRANSFER AGENT

American Stock Transfer & Trust Co.
40 Wall Street
New York, New York 10005

LEGAL COUNSEL

Munger, Tolles & Olson LLP
355 South Grand Avenue
Los Angeles, Ca. 90071

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, Ca. 90071

ANNUAL MEETING

Our 2003 Annual Shareholders Meeting will be held at 10AM on Friday, June 13, 2003 at City of Commerce Community Center in the Rosewood Park Meeting Room, 5600 Harbor Street, City of Commerce, California 90040.
You are cordially invited to attend.

INVESTOR INQUIRIES

Requests for annual reports, 10-K, 10-Q, or other information should be directed to:

Shareholder Services
99¢ Only Stores
4000 Union Pacific Avenue
City of Commerce, California 90023
(323) 980-8145
(323) 980-8160 Fax
Investor Relations@99Only.com

99¢ Only Stores annual reports, news releases and information available on the Internet at the following address: www.99only.com

The following table sets forth for each quarter the high and low sale prices of the Company's Common Stock during 2002.

2002	High	Low
First	$ 28.75	$ 24.86
Second	32.60	24.91
Third	25.49	20.70
Fourth	29.80	20.31

LISTING

New York Stock Exchange
Symbol NDN



NDN
LISTED
NYSE

99¢ ONLY STORES

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME..	10:00 a.m. Pacific Daylight Savings Time on Friday June 13, 2003
PLACE..	5600 Harbor Street City of Commerce Community Center Rosewood Park Meeting Room City of Commerce, California 90040
ITEMS OF BUSINESS	(1) To elect a Board of nine directors, each to hold office until the next annual meeting of shareholders and until his or her successor is elected. (2) To consider and act upon a shareholder proposal. (3) To consider and act upon a second shareholder proposal. (4) To transact such other business as may properly come before the annual meeting and any adjournments or postponements thereof.
RECORD DATE..	You can vote if at the close of business on April 14, 2003 you were a shareholder of 99¢ Only Stores.
PROXY VOTING	All shareholders are cordially invited to attend the annual meeting in person. However, to ensure your representation at the annual meeting, you are urged to complete and return the enclosed proxy as promptly as possible. If you receive more than one proxy card because you own shares registered in different names or at different addresses, each card should be completed and returned.



April 24, 2003

Eric Schiffer
Assistant Corporate Secretary

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation by the Board of Directors of 99¢ Only Stores, a California corporation, of proxies to be voted at our 2003 annual meeting of shareholders and at any adjournments or postponements thereof.

You are invited to attend our annual meeting of shareholders on Friday, June 13, 2003, beginning at 10:00 a.m. Pacific Daylight Savings Time. The meeting will be held at 5600 Harbor Street, City of Commerce Community Center, Rosewood Park Meeting Room, City of Commerce, California 90040 (see back cover for map).

It is anticipated that this proxy statement and the accompanying proxy will be mailed to shareholders on or about April 24, 2003.

Shareholders Entitled to Vote. The close of business on April 14, 2003, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and any postponements or adjournments thereof. At the record date, 70,426,655 shares of our common stock, no par value, were outstanding. Our common stock is the only outstanding class of securities entitled to vote at the annual meeting. At the record date, we had approximately 22,927 shareholders, which includes 534 shareholders of record.

Proxies. Your vote is important. If your shares are registered in your name, you are a shareholder of record. If your shares are in the name of your broker or bank, your shares are held in street name. We encourage you to vote by proxy so that your shares will be represented and voted at the meeting even if you cannot attend. Your submission of the enclosed proxy will not limit your right to vote at the annual meeting if you later decide to attend in person. If your shares are held in a street name, however, you must direct the holder of record as to how to vote your shares, or you must obtain a proxy, executed in your favor, from the holder of record to be able to vote in person at the meeting. If you are a record holder, you may revoke your proxy at any time before the meeting either by filing with our Secretary, at our principal executive offices, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the annual meeting and voting your shares in person. If no instruction is specified on the enclosed proxy with respect to a matter to be acted upon, the shares represented by the proxy will be voted (i) in favor of the election of the nominees for director set forth herein, (ii) against the shareholder proposals, and (iii) if any other business is properly presented at the annual meeting, in accordance with the recommendations of the Board of Directors.

Quorum. The presence, in person or by proxy, of a majority of the votes entitled to be cast by the shareholders entitled to vote at the annual meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the number of shares present at the annual meeting for determining the presence of a quorum. Broker non-votes occur when a broker holding customer securities in street name has not received voting instructions from the customer on certain non-routine matters and, therefore, is barred by the rules of the applicable securities exchange from exercising discretionary authority to vote those securities.

Voting. A shareholder is entitled to cast one vote for each share held of record on the record date on all matters to be considered at the annual meeting. Abstentions will be counted toward the tabulation of votes cast on proposals submitted to shareholders and will have the same effect as negative votes, while broker non-votes will not be counted as votes cast for or against such matters.

Election of Directors. The nine nominees for director receiving the highest number of votes at the annual meeting will be elected. If any nominee is unable or unwilling to serve as a director at the time of the annual meeting, the proxies will be voted for such other nominee(s) as shall be designated by the current Board of Directors to fill any vacancy. We have no reason to believe that any nominee will be unable or unwilling to serve if elected as a director.

Shareholder Proposals. Approval of the shareholder proposals will require the affirmative vote of a majority of the shares of common stock present or represented and voting at the annual meeting.

Other Matters. All other matters that may properly come before the meeting require for approval the favorable vote of a majority of shares voting at the meeting in person or by proxy. At the date this proxy statement went to press, we do not know of any other matter to be raised at the annual meeting.

ITEM 1: ELECTION OF DIRECTORS

Item 1 is the election of nine members of the Board of Directors. In accordance with our bylaws, 99¢ Only Stores' directors are elected at each annual meeting and hold office until the next annual meeting and until their successors are elected and qualified. Our bylaws provide that the Board of Directors shall consist of no less than seven and no more than eleven directors as determined from time to time by the board of directors. The Board of Directors currently consists of nine directors.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below. If any nominee is unable or unwilling to serve as a director at the time of the annual meeting or any adjournments thereof, the proxies will be voted for such other nominee(s) as shall be designated by the current Board of Directors to fill any vacancy. We have no reason to believe that any nominee will be unable or unwilling to serve if elected as a director.

The Board of Directors proposes the election of the following nominees as directors:

William Christy
Lawrence Glascott
David Gold
Howard Gold
Jeff Gold
Marvin Holen
Eric Schiffer
Ben Schwartz
John Shields

If elected, each of the nominees is expected to serve until the 2004 annual meeting of shareholders and thereafter until his or her successor is duly elected and qualified.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF THE LISTED NOMINEES.

Information with Respect to Nominees and Executive Officers

The following table sets forth information with respect to the nominees and our executive officers as of March 31, 2003:

Name:	Age at March 31, 2003	Year First Elected or Appointed Director	Principal Occupation
Nominees:			
David Gold	70	1965	*David Gold* has been Chairman of the Board and our Chief Executive Officer since the founding of the Company in 1965. Mr. Gold has over 45 years of retail experience.
Howard Gold	43	1991	*Howard Gold* has been one of our directors since 1991. He joined us in 1982 and has served in various managerial capacities. Since 1991 he has served as Senior Vice President of Distribution.

Name:	Age at March 31, 2003	Year First Elected or Appointed Director	Principal Occupation
Eric Schiffer	42	1991	*Eric Schiffer* has been one of our directors since 1991. He joined us in 1991 and has served in various managerial capacities. In March 2000, he was promoted to President. From 1987 to 1991, he was employed by Oxford Partners, a venture capital firm.
Jeff Gold	35	1991	*Jeff Gold* has been one of our directors since 1991. He joined us in 1984 and has served in various managerial capacities. Since 1991 he has served as Senior Vice President of Real Estate and Information Systems.
William O. Christy	71	1992	*William O. Christy* has been one of our directors since 1992 and serves on our Audit Committee and Compensation Committee. He was President and Chief Executive Officer of Certified Grocers of California from 1977 until his retirement in 1990. He has served on numerous trade association boards including the executive committee of the National Grocers Association Board and Chairman of the Merchant and Manufacturer Association Board.
Marvin Holen	72	1991	*Marvin Holen* has been one of our directors since 1991 and serves on our Audit and Compensation Committee. He is an attorney and in 1960 founded the law firm of Van Petten & Holen. He served on the Board of the Southern California Rapid Transit District from 1976 to 1993 (six of those years as the Board's President). He served on the Board of Trustees of California Blue Shield from 1972 to 1978, on the Board of United California Savings Bank from 1992 to 1994 and on several other corporate, financial institution and philanthropic boards of directors.
Ben Schwartz	85	1993	*Ben Schwartz* has been one of our directors since 1993. He was Chairman of Foods Company Markets, a supermarket chain, from 1980 until it was acquired in 1987 by Boys Markets. Prior thereto, he served for many years as its president. He served on the Board of Directors of Certified Grocers of California, including four years as Chairman. Additionally, Mr. Schwartz sits on a number of industry trade boards, including the Food Marketing Institute.
John Shields	71	2001	*John Shields* was appointed to our board of directors in January 2001 and serves on our Compensation Committee. He served as Chief Executive Officer of Trader Joe's from 1989 to 2002. Trader Joe's Company is a Southern California based privately held retail chain. From 1978 to 1987 he was Vice President of Operations for Mervyn's Department Stores. Prior to that he spent 20 years with Macy's, ultimately as Senior Vice President of Operations. In 1993 he was Entrepreneur of the Year for Los Angeles and in 1994 he was honored as retailer of the year.

Name:	Age at March 31, 2003	Year First Elected or Appointed Director	Principal Occupation
Lawrence Glascott	68	1996	*Lawrence Glascott* has been one of our directors since October 1996 and serves on our Audit Committee and Compensation Committee. From 1991 to 1996 he was the Vice President – Finance of Waste Management International, an environmental services company. Prior thereto, Mr. Glascott was a partner at Arthur Andersen LLP and was the Arthur Andersen LLP partner in charge of the 99¢ Only Stores account for six years. Additionally, Mr. Glascott was in charge of the Los Angeles based Arthur Andersen LLP Enterprise Group practice for over 15 years.
Other Executive Officers:			
Helen Pipkin	60		*Helen Pipkin* joined us in 1991 and serves as Senior Vice President of Wholesale Operations. From 1985 through 1991, Ms. Pipkin served as Controller and Manager of Wholesale and Import Operations of Cobra Associated International, a wholesaler of variety merchandise. Prior to 1985, for many years, Ms. Pipkin was an owner, Vice President and Controller of Markell Imports, a general merchandise wholesaler.
Andy Farina	56		*Andy Farina* joined us in September 1996 and serves as Chief Financial Officer. From April 1993 through August 1996, Mr. Farina was Vice President of Finance of Crown BBK, Inc., a food brokerage business. Mr. Farina was employed by a division of Sara Lee from 1976 through 1988, ultimately in the capacity of President.
José Gomez	43		*José Gomez* joined us in 1980 and has served in many different managerial capacities. Since 1997 he has served as Vice President of Retail Operations. He has over 20 years of retail experience.

David Gold is the father of Howard Gold and Jeff Gold and the father-in-law of Eric Schiffer.

FURTHER INFORMATION CONCERNING THE BOARD OF DIRECTORS

Board Meetings and Committees

The Board of Directors held a total of 9 meetings during the fiscal year ended December 31, 2002. The Board of Directors has an Audit Committee and a Compensation Committee. During the fiscal year ended December 31, 2002, each director attended all meetings of the Board of Directors held. Each director also attended all meetings of the committees of the Board of Directors on which he served.

The Audit Committee currently consists of Messrs. Christy, Holen and Glascott. The Audit Committee recommends the engagement of our independent public accountants, and periodically meets with the independent public accountants and our Chief Financial Officer to review matters relating to our financial statements, our accounting principles and our system of internal accounting controls, and reports its recommendations as to the approval of our financial statements to the Board of Directors. The role and responsibilities of the Audit Committee are more fully set forth in a written charter adopted by the Board of Directors. The Audit Committee held six meetings during fiscal 2004, at which each member of the Audit Committee was present.

The Compensation Committee currently consists of Messrs. Christy, Holen, Glascott and Shields. This Committee is responsible for considering and making recommendations to the Board of Directors regarding executive compensation and is responsible for administering our stock option plan. The Compensation Committee held two meetings during fiscal 2002, at which each member of the Compensation Committee was present.

Compensation of Directors

Each director who is not an officer of or otherwise employed by us receives $1,500 per month, plus $500 for each board meeting attended. Such non-employee directors also receive $150 for each committee meeting attended or $250 for each committee meeting attended as committee chairperson. In addition, each non-employee director receives an automatic annual grant on May 1 of a non-qualified option to purchase 3,000 shares of our common stock with a per share exercise price equal to the fair market value of a share of our common stock on the date of grant.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of our Board of Directors currently consists of Messrs. Christy, Holen, Glascott and Shields. None of these individuals was an officer or employee at any time during fiscal 2002. None of our current executive officers has served as a member of the board of directors or compensation committee of any entity for which a member of our Board of Directors or Compensation Committee has served as an executive officer.

Shareholder Proposals

THE COMPANY HAS BEEN ADVISED BY TWO HOLDERS OF OUR COMMON STOCK OF THEIR INTENTION TO INTRODUCE AT THE ANNUAL MEETING THE FOLLOWING PROPOSALS. THE BOARD OF DIRECTORS AND THE COMPANY DISCLAIM ANY RESPONSIBILITY FOR THE CONTENT OF THE PROPOSALS AND FOR THE STATEMENTS MADE IN SUPPORT THEREOF, WHICH ARE PRESENTED AS RECEIVED FROM THE STOCKHOLDERS.

ITEM 2: SHAREHOLDER PROPOSAL #1

Aaron Merle Epstein, 13455 Ventura Boulevard #209, Sherman Oaks, California 91423-6122, owning 113 shares of our common stock, has notified us of his intent to introduce the following proposal at the annual meeting.

"Whereas: Consumers and shareholders continue to be concerned about whether low wages and abusive working conditions exist in facilities where the products they buy are produced or assembled.

Resolved: Shareholders request the Board of Directors adopt the following Vendor Standards to be inserted in all purchasing contracts with its vendors.

99 Cents Only Stores has a tradition of conducting its business in an ethical manner that reflects our respect for the public franchise under which we operate. As such we are concerned with the worldwide state of being of human rights and environmental degradation. We expect that the vendors with whom we source our products to share these same ethical concerns as well. 99 Cents Only Stores will use the following Standards of Vendor Engagement in selecting vendors and will seek compliance with these standards by our contractors, subcontractors, suppliers, and other businesses.

99 Cents Only Stores will seek vendors that will allow us full knowledge of the facilities used in their production. We reserve the right to undertake affirmative measures, such as on-site inspection of production facilities in order to implement and monitor these standards. Any effort to suppress any of these standards will be met with strong objection on our part and we will take into account any such actions on the part of our vendors when reviewing and evaluating our business relationships. Safe and healthy workplace: 99 Cents Only Stores will seek vendors who provide their employees with a safe and healthy workplace in compliance with local laws. Forced or Compulsory Labor: 99 Cents Only Stores will not knowingly work with vendors that use forced or other compulsory labor in the manufacture of products intended for our stores. This includes labor that is required as a means of political views. Disciplinary practices: 99 Cents Only Stores will not knowingly use vendors who use corporal punishment or other forms of mental or physical coercion. Non-Discrimination: 99 Cents Only Stores recognizes and respects the cultural differences found in the worldwide marketplace. However, we believe that workers should be employed on the basis of their ability to carry out the duties of a particular job, rather than on the basis of personal characteristics of beliefs. We will seek vendors who share this belief. Working Hours and Overtime: 99 Cents Only Stores will seek vendors who do not require more than 60-hour workweeks on a regularly scheduled basis, except for appropriately compensated overtime in compliance with local laws. Fair Wages: 99 Cents Only Stores will seek vendors who share our commitment to the betterment of wage and benefit levels that address the basic needs of workers and their families so far as possible and appropriate in light of national practices and conditions. Child Labor: 99 Cents Only Stores will seek vendors who do not use child labor. 99 Cents Only Stores will expect its vendors to comply with the law of the country of origin in defining the term "child", but we will not

knowingly use vendors that use labor from person under the age of 14 regardless of the law of the country of origin. 99 Cents Only Stores will support the development of legitimate workplace apprenticeship programs for the educational benefit of younger people as long as the child is not being exploited or given jobs that are dangerous to the child's health or safety."

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

We recognize our responsibility to engage in business with vendors that have strong business ethics and regard for human rights. We also believe that substantial progress has been made in improving international human rights through a combination of cooperative efforts between business and the local governments to improve living standards and awareness and education of human rights. We believe our business activities are consistent with the objectives of good business ethics and that we have performed responsibly. The Board of Directors believes that the proposed resolution is not warranted.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THE ADOPTION OF THIS PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED AGAINST THIS PROPOSAL UNLESS OTHERWISE SPECIFIED BY THE SHAREHOLDER IN THE PROXY.

ITEM 3: SHAREHOLDER PROPOSAL #2

John Chevedden, 2215 Nelson Avenue #205, Redondo Beach, California 90278, owning 150 shares of our common stock, has notified us of his intent to introduce the following proposal at the annual meeting.

Allow a shareholder vote on any poison pill. This topic won an overall 60 percent yes vote at 50 companies in 2002. This is to recommend that our company not adopt, maintain or extend any poison pill unless such adoption , maintenance or extension is submitted to a shareholder vote. A 2001 Harvard Business school study found that good corporate governance (which took into account whether a company had a poison pill) was positive and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999. Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see corporate governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company. Since the 1980's Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, Wall Street Journal, June 12, 2002. Challenges faced by our company. I believe that a shareholder vote on any poison pill can be viewed as part of a larger issue – maximization of our management commitment to the best governance and accountability practices. I believe we as shareholders should make this first step toward improvement. Our company is currently challenged by our shares selling at an inflated price/earnings multiple that reflects earnings beyond 2003. Meanwhile we have these poor governance/accountability practices that could hinder our company in responding to this and other business challenges: 1) A shareholder vote on auditors is not allowed 2) Our company used Arthur Anderson auditors in 2002 3) Only 55% of our directors were independent 4) There is no nominating committee made up of directors 5) Four of our directors are relatives. The Council of Institutional Investors www.cii.org an organization of 120 pension funds investing $1 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne Inc. Shareholders believe that our Company should follow suit and allow shareholders a vote on this key issue. Allow Shareholder vote on any poison pill This topic won an overall 60%-yes vote at 50 companies in 2002. Yes on 3.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

Although the Company currently does not have a shareholder rights plan, or "poison pill," in place, we believe that it is in the best interests of the Company and its shareholders that the Board retain the flexibility to adopt such an anti-takeover provision if and when necessary. The purpose of a shareholder rights plan is to protect a corporation from an acquisition that may not be in the best interest of the corporation and its shareholders by forcing potential acquirers to negotiate with the corporation's board of directors, which allows the board to better represent its shareholders' interests. A study by Georgeson Shareholder Communications Inc. showed that between 1992 and 1996, stockholders of companies with shareholder rights plans received significantly higher value in acquisitions than companies without them. (Georgeson Shareholder Communications Inc., "Mergers & Acquisitions: Poison

Pills and Shareholder Value/1992-1996," 1997). If we were required to obtain prior stockholder approval of such a plan, we could be prevented from appropriately responding to a takeover attempt, which could jeopardize our ability to negotiate effectively and protect shareholders' interests.

We are committed to acting in the best interests of the Company and its shareholders in all matters of corporate governance, including any decision to adopt a shareholder rights plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THE ADOPTION OF THIS PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED AGAINST THIS PROPOSAL UNLESS OTHERWISE SPECIFIED BY THE SHAREHOLDER IN THE PROXY.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, as to the Chief Executive Officer and as to each of the other four most highly compensated officers whose compensation exceeded $100,000 during the last fiscal year (the "Named Executive Officers"), information concerning all compensation paid for services to us in all capacities during the last three fiscal years or accrued within the current fiscal year. The number of securities underlying the options in the table below, as well as in the Option Grants in The Last Fiscal Year table and the Aggregated Options Exercised in the Last Fiscal Year and Year-End Values table have been adjusted to reflect our four-for-three stock dividend distributed April 3, 2002 to shareholders of record on March 25, 2002.

Name and Principal Position	Fiscal Year Ended December 31,	Annual Compensation		Long-Term Compensation Number of Securities Underlying Options	All Other Compensation
		Salary	Bonus		
David Gold	2002	$167,596	-	-	-
Chairman of the Board and	2001	181,730	-	-	-
Chief Executive Officer	2000	168,300	-	-	-
Andrew Farina	2002	$163,400	$25,000	13,500	-
Chief Financial Officer	2001	162,300	25,000	18,000	-
	2000	141,500	20,000	30,000	-
Jose Gomez	2002	$169,600	$25,000	13,500	-
Vice President of	2001	174,900	25,000	18,000	-
Retail Operations	2000	160,200	25,000	30,000	-
Helen Pipkin	2002	$120,960	$20,000	9,000	-
Senior Vice President of	2001	143,100	20,000	16,000	-
Wholesale Operations	2000	137,700	20,000	30,000	-
Eric Schiffer	2002	$120,615	-	-	-
President	2001	124,615		-	-
	2000	120,800	-	-	-

Option Grants in Last Fiscal Year

The following table sets forth certain information regarding the grant of stock options made during the fiscal year ended December 31, 2002 to the Named Executive Officers.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number Of Securities Underlying Option Granted(b)	Percent Of Total Options Granted To Employees In Fiscal Year(c)	Exercise Or Base Price	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(a) 5%	10%
David Gold	-	-	-	-	-	-
Jose Gomez	13,500	1.3%	$ 29.68	5/30/12	$ 251,985	$638,581
Helen Pipkin	9,000	0.9%	29.68	5/30/12	167,990	425,720
Andrew Farina	13,500	1.3%	29.68	5/30/12	251,985	638,581
Eric Schiffer	–	–	–	–	–	–

(a) The potential realizable value is based on the assumption that the common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the option term. These amounts are calculated pursuant to applicable requirements of the Securities and Exchange Commission and do not represent a forecast of the future appreciation of the common stock.
(b) The option grants set forth on this chart vest in three equal annual installments beginning on May 30, 2003.
(c) Options covering an aggregate of 1,030,521 shares were granted to eligible persons during the fiscal year ended December 31, 2002.

Stock Options Held at Fiscal Year End

The following table sets forth, for each of the Named Executive Officers, information regarding the number of shares of common stock underlying stock options held at fiscal year end and the value of options held at fiscal year end.

AGGREGATED OPTIONS EXERCISED IN THE LAST FISCAL YEAR AND YEAR-END VALUES

Name	Number of Securities Underlying Exercised Options at December 31, 2002		Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options At December 31, 2002(a)	
	Shares	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
David Gold	–	–	–	–	–	–
Jose Gomez	–	–	191,006	35,500	$3,033,022	$174,745
Helen Pipkin	46,267	$662,868	42,072	29,666	721,829	166,277
Andrew Farina	29,300	$471,557	142,954	35,500	2,183,794	174,745
Eric Schiffer	–	–	75,006	–	1,854,694	-

(a) Based on the last reported sale price of the common stock on the New York Stock Exchange on December 31, 2002 ($26.86) less the option exercise price.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee is charged with the responsibility of administering all aspects of the Company's executive compensation programs. The committee, which currently is comprised of four independent, non-employee directors and no employee directors, also grants all stock options and otherwise generally administers the Company's 1996 Stock Option Plan. Following review and approval by the committee, determinations pertaining to executive compensation are submitted to the full Board of Directors for approval.

Compensation Philosophy. The Company's executive compensation program is designed to (1) provide levels of compensation that integrate pay and incentive plans with the Company's strategic goals, so as to align the interests of executive management with the long-term interests of the Company's shareholders, (2) attract, motivate and retain executives of outstanding abilities and experience capable of achieving the strategic business goals of the Company, (3) recognize outstanding individual contributions, and (4) provide compensation opportunities which are competitive to those offered by other retail companies of similar size and performance. To achieve these goals, the Company's executive compensation program consists of three main elements: (i) base salary, (ii) annual cash bonus and (iii) long-term incentives. Each element of compensation has an integral role in the total executive compensation program. Given the current share ownership of Messrs. David Gold, Howard Gold, Jeff Gold and Eric Schiffer, these members of management have chosen not to receive bonuses or stock option awards.

Base Salary. Base salaries are negotiated at the commencement of an executive's employment with the Company and are reviewed annually. Base salaries are designed to reflect the position, duties and responsibilities of each executive officer, the cost of living in the area in which the officer is located, the market for base salaries of similarly situated executives at other companies engaged in businesses similar to that of the Company and the Company's performance against its financial and strategic goals. Base salaries are generally designed to be at the mid-range of salaries of comparable companies. During the year ended December 31, 2002, David Gold served as the Company's Chief Executive Officer. Mr. Gold's base salary of $167,596 was determined based upon his service to the Company, the financial performance of the Company in the year ended December 31, 2002, and the salaries received by similarly situated executives at other companies. See "Executive Compensation -- Summary Compensation Table."

Annual Cash Bonuses. Executive officers and key members of management are eligible to receive annual incentive bonuses from an executive bonus pool in amounts determined at the discretion of the Board of Directors. The executive bonus pool is calculated based on the Company's annual performance against a business plan developed each year by senior management and reviewed and approved by the Board of Directors. The executive bonus pool is capped at 3% of the Company's operating profit. Funding of the bonus pool is determined based on a performance matrix consisting of three variables: (i) the increase in store sales during the subject year over store sales during the immediately preceding year; (ii) operating income goals; and (iii) the individual performance of the executives. Individual bonus targets for executives range from 0% to 20% of the executive's base salary depending on the level of responsibility and attainment of individual performance goals. Messrs. David Gold, Howard Gold, Jeff Gold and Eric Schiffer have chosen not to receive an annual incentive bonus for 2002.

Long-Term Incentives. The Company provides its executive officers with long-term incentive compensation through grants of awards under the Company's 1996 Stock Option Plan. Under the 1996 Stock Option Plan, the Board of Directors is authorized to grant any type of award which might involve the issuance of shares of Common Stock, an option, warrant, convertible security, stock appreciation right or similar right or any other security or benefit with a value derived from the value of the Common Stock. The Compensation Committee of the Board of Directors is currently responsible for selecting the individuals to whom grants of awards will be made, the timing of grants, the determination of the per share exercise price and the number of shares subject to each award. All awards granted by the Compensation Committee pursuant to the 1996 Stock Option Plan have been in the form of stock options. The Compensation Committee believes that stock options provide the Company's executive officers with the opportunity to purchase and maintain an equity interest in the Company and to share in the appreciation of the value of the Common Stock. The Compensation Committee believes that stock options directly motivate an executive to maximize long-term shareholder value. The options incorporate vesting periods in order to encourage key employees to continue in the employ of the Company. All options granted in 2002 were granted at the fair market value of the Company's Common Stock on the date of grant. The Compensation Committee considers the grant of each option subjectively, considering factors such as the individual performance of executive officers and competitive compensation packages in the industry. Messrs. David Gold, Howard Gold, Jeff Gold and Eric Schiffer have chosen not to receive bonuses or stock option awards.

Compensation Deferral Plan. Effective January 1, 2000 the Company established a compensation deferral plan for highly compensated employees. Under the compensation deferral plan participants may defer up to 80% of base pay.

Omnibus Budget Reconciliation Act Implications for Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), places a limit of $1,000,000 on the amount of compensation that may be deducted by the Company in any year with respect to the Chief Executive Officer and each of the Company's four most highly paid executive officers other than the Chief Executive Officer. Certain "performance-based" compensation that has been approved by the Company's shareholders is not subject to the deduction limit. The Company's 1996 Stock Option Plan is intended to qualify so that awards under the plan constitute performance-based compensation not subject to Section 162(m) of the Code. All compensation paid to the Company's employees in fiscal 2002 is fully deductible.

Summary. The Compensation Committee believes that its executive compensation philosophy of paying the Company's executive officers by means of base salaries, annual cash bonuses and long-term incentives (other than Messrs. David Gold, Howard Gold, Jeff Gold and Eric Schiffer), as described in this report, serves the interests of the Company and its shareholders.

COMPENSATION COMMITTEE

William Christy
Marvin Holen
Lawrence Glascott
John Shields

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors, which consists entirely of directors who meet the independence and experience requirements of the New York Stock Exchange, has furnished the following report:

The Audit Committee assists the Board in overseeing and monitoring the integrity of the Company's financial reporting process, its compliance with legal and regulatory requirements and the quality of its internal and external audit processes. The role and responsibilities of the Audit Committee are set forth in a written Charter adopted by the Board. The Audit Committee reviews and reassesses the Charter annually and recommends any changes to the Board for approval.

The Audit Committee is responsible for overseeing the Company's overall financial reporting process. In fulfilling its responsibilities for the financial statements for fiscal year 2002, the Audit Committee:

1. Reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2002 with management and PricewaterhouseCoopers LLP, the Company's independent auditors;

2. Discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards 61, 89 and 90 relating to the conduct of the audit; and

3. Received written disclosures and the letter from PricewaterhouseCoopers LLP regarding its independence as required by Independence Standards Board Standard Number 1. The Audit Committee also discussed with PricewaterhouseCoopers LLP their independence.

The Audit Committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the Committee determined appropriate.

Based on the Audit Committee's review of the audited financial statements and discussions with management and PricewaterhouseCoopers LLP, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

William Christy
Marvin Holen
Lawrence Glascott

PERFORMANCE GRAPH

The following graph sets forth the percentage change in cumulative total shareholder return of our common stock during the period from December 31, 1997 to December 31, 2002, compared with the cumulative returns of the S&P Mid Cap 400 Index and the Russell 2000 Index. The comparison assumes $100 was invested on December 31, 1997 in the common stock and in each of the foregoing indices. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



400.00
300.00
200.00
100.00
0.00
DOLLARS
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
99¢ ONLY STORES
S & P MID CAP 400
RUSSELL 2000

	Cumulative Total Return					
	12/97	12/98	12/99	12/00	12/01	12/02
99¢ ONLY STORES	100.0C	213.13	162.03	154.69	324.18	303.50
S & P MID CAP 400	100.0C	130.44	133.48	154.98	152.46	128.91
RUSSELL 2000	100.0C	120.52	115.50	110.64	111.78	87.66

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	-	-	-
Equity compensation plans not approved by security holders	5,260,782	$17.86	6,199,566
Total	5,260,782	$17.86	6,199,566

CERTAIN TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

As of March 28, 2003, we leased 12 of our 154 store locations and a parking lot associated with one of these stores from certain members of the Gold family and their affiliates. Annual rental expense for the facilities owned by the Gold family and their affiliates was approximately $1.9 million, $1.9 million and $2.2 million in 2000, 2001 and 2002, respectively. We believe that such leases and contracts are no less favorable to us than those an unrelated party would have provided after arm's-length negotiations. It is our current policy not to enter into real estate transactions with the Gold family or their affiliates, except with respect to the renewal or modification of existing leases and occasions where such transactions are determined to be in our best interests. Moreover, all real estate transactions between us and the Gold family or their affiliates will require the unanimous approval of the independent directors on our Board of Directors and a determination by such independent directors that such transactions are the equivalent of a negotiated arm's-length transaction with a third party. There can be no guarantee that we and the Gold family or their affiliates will be able to agree on renewal terms for the properties currently leased by us from, or, if such terms are agreed to, that the independent directors on the Board of Directors will approve such terms. In addition, an outside director, Ben Schwartz, is one of the trustees of a trust which acquired a multi-unit shopping center, approximately five years after the Company became a long term lessee for a single 99¢ Only Stores location in that center. Annual rent expense for this store was approximately $0.3 million per year in 2002, 2001 and 2000. Mr. Schwartz's son, is an independent broker for the sale of some of the merchandise of the Company's wholesale division, and received approximately $439,000 in gross commissions and fees in 2002, $368,000 in 2001 and $251,000 in 2000.

On September 30, 2000, the Board of Directors approved the sale of Universal International, Inc. and Odd's-N-End's, Inc. (collectively, "Universal") to Universal Deals, Inc. and Universal Odd's-N-End's, Inc., respectively. Both Universal Deals, Inc. and Universal Odd's-N-End's are owned 100% by David and Sherry Gold who are significant shareholders of 99¢ Only Stores. Mr. Gold is also our Chairman and Chief Executive Officer. The sales price for Universal was our carrying value as of the close of business on September 30, 2000 which was $33.9 million as determined by the parties and approved by our Board of Directors. The sale was effective as of the close of business on September 30, 2000. The Universal net assets at September 30, 2000 included $29.2 million in inventory, net fixed assets of $7.6 million and $0.6 million of other assets. These assets were offset by $3.5 million of accounts payable, accrued and other liabilities. In connection with this transaction, we continue to provide certain ongoing administrative and other services to Universal pursuant to a Services Agreement. We receive a management fee of 6% of Universal's sales revenue. During 2002 Universal closed its retail business operations. In connection therewith 99¢ Only Stores, in 2002, received $1.5 million in management fees under a Services Agreement with Universal and also received $1.4 million in lease payments for rental of a distribution facility to Universal. Also, during 2002, we purchased $0.4 million of close out product from Universal.

PRINCIPAL SHAREHOLDERS

The following table sets forth as of March 31, 2003, certain information relating to the ownership of our common stock by (i) each person known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of the Named Executive Officers, and (iv) all of our executive officers and directors as a group. Except as may be indicated in the footnotes to the table and subject to applicable community property laws, each such person has the sole voting and investment power with respect to the shares owned. Unless otherwise noted, the address of each person listed is in care of 99¢ Only Stores, 4000 Union Pacific Avenue, City of Commerce, California 90023.

Names and Addresses	Number of Shares(a)	Percent Of Class (a)
David Gold (b)(e)	15,864,832	22.3%
Sherry Gold (c)(e)	15,864,832	22.3%
Howard Gold (d)(e)	9,255,600	12.9%
Jeff Gold (d)(e)	9,255,600	12.9%
Eric and Karen Schiffer (e)(f)	9,300,605	13.0%
Au Zone Investments #3, LLC(e)	6,860,124	9.6%
FMR Corp.(q)	5,418,888	7.6%
Myron Kaplan(n)	5,173,589	7.3%
Goldman Sachs Asset Management(r)	3,521,198	5.0%

William O. Christy (g)	52,504	*
Marvin Holen (h)	63,504	*
Ben Schwartz (i)	10,334	*
Lawrence Glascott (j)	48,503	*
Helen Pipkin (k)	60,405	*
Jose Gomez(l)	211,506	*
Andrew Farina(m)	163,454	*
John Shields(p)	6,267	*
All of the Company's executive officers and directors as a group, 15 persons(o)	28,813,832	40.4%

* Less than 1%

(a) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that currently are exercisable or exercisable within 60 days of March 31, 2003 are deemed outstanding. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power for all shares shown as beneficially owned, subject to community property laws where applicable.

(b) Includes 4,502,354 shares owned by Sherry Gold, David Gold's spouse, and 6,860,124 shares controlled through Au Zone Investments #3, LLC, a California limited liability company.

(c) Includes 4,502,354 shares owned by David Gold, Sherry Gold's spouse, and 6,860,124 shares controlled through Au Zone Investments #3, LLC.

(d) Includes 6,860,124 shares controlled through Au Zone Investments #3, LLC, and 75,005 shares reserved for issuance upon exercise of stock options which are exercisable.

(e) Au Zone Investments #3, LLC, is the general partner of Au Zone Investments #2, L.P., a California limited partnership (the "Partnership"). The Partnership is the registered owner of 6,860,124 shares of common stock. The limited partners of the Partnership are David Gold, Sherry Gold, Howard Gold, Jeff Gold and Karen Schiffer. Each of the limited partners of the Partnership owns a 20% interest in Au Zone Investments #3, LLC.

(f) Includes 6,860,124 shares controlled through Au Zone Investments #3, LLC, and 150,010 shares reserved for issuance upon exercise of stock options which are exercisable.

(g) Includes 52,504 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before May 30, 2003.

(h) Includes 51,007 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before May 30, 2003.

(i) Includes 10,334 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before May 30, 2003.

(j) Includes 46,422 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before May 30, 2003.

(k) Includes 60,405 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before May 30, 2003.

(l) Includes 211,506 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before May 30, 2003.

(m) Includes 163,454 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before May 30, 2003.

(n) Includes 4,783,589 shares of common stock owned directly and for which Mr. Kaplan has sole voting power and 390,000 shares of Common Stock owned by Kaplan Nathan & Company, LLP a Delaware limited partnership, and for which Mr. Kaplan shares voting and dispositive power. This information is based on a Schedule13G amendment filed by Mr. Kaplan, Box 385 Leona , N.J. 07605, on January 21, 2003.

(o) Includes (i) 4,502,354 shares owned by Sherry Gold, the spouse of David Gold, (ii) 6,860,124 shares controlled through Au Zone Investments #3, LLC, and (iii) 901,320 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before May 30, 2003.

(p) Includes 5,667 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before May 30, 2003.

(q) Includes 5,418,888 shares of common stock owned beneficially and for which FMR Corp. has sole power to dispose or direct disposition of and which includes 63,056 shares of Common Stock for which FMR Corp. has sole power to vote or to direct the vote. This information is based on a Schedule13G filed by FMR Corp. 82 Devonshire Street, Boston, Massachusetts 02109, on February 14, 2003. The Schedule 13G also reports that the interest of Fidelity Contrafund, an investment company registered under the Investment Company Act of 1940, in the shares of Common Stock beneficially owned by FMR Corp. amounted to 3,746,633 shares.

(r) Includes 3,521,198 shares of common stock owned beneficially and for which Goldman Sachs Asset Management has sole voting power and sole dispositive power. This information is based on a Schedule13G filed by Goldman Sachs Asset Management, 32 Old Slip, New York, NY 10005 on February 21, 2003.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a)of the Securities Exchange Act of 1934 requires our officers, directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the Commission. Officers, directors and greater-than-ten percent shareholders are required by the Commission's regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2002, all of our officers, directors and greater-than-ten percent shareholders complied with all Section 16(a) filing requirements.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the next annual meeting for inclusion in our proxy statement and proxy relating to such annual meeting must submit such proposal to us at our principal executive offices by December 26, 2003. In addition, in the event a stockholder proposal is not received by us by March 10, 2004, the proxy to be solicited by the Board of Directors for the 2004 annual meeting will confer discretionary authority on the holders of the proxy to vote the shares if the proposal is presented at the 2004 Annual Meeting without any discussion of the proposal in the proxy statement for such meeting.

SEC rules and regulations provide that if the date of our 2004 Annual Meeting is advanced or delayed more than 30 days from the date of our 2003 Annual Meeting, stockholder proposals intended to be included in the proxy materials for the 2004 annual meeting must be received by us within a reasonable time before we begin to print and mail the proxy materials for the 2004 annual meeting. Upon determination by us that the date of the 2004 annual meeting will be advanced or delayed by more than 30 days from the date of the 2003 annual meeting, we will disclose such change in the earliest possible Quarterly Report on Form 10-Q.

INDEPENDENT PUBLIC ACCOUNTANTS

As of June 13, 2002, upon the recommendation of the Audit Committee, our Board of Directors dismissed Arthur Andersen LLP ("Andersen") as our independent auditors. Andersen had served as our independent auditors since 1989. Andersen's reports on our consolidated financial statements for the two most recent fiscal years ended December 31, 2001 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During our two most recent fiscal years ended December 31, 2001 and the subsequent interim period through June 13, 2002, there were: (i) no disagreements between us and Andersen on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports on our consolidated financial statements for such years; and (ii) no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K. We requested and received a letter from Andersen confirming that there were no such disagreements or reportable events. On June 13, 2002, we engaged PricewaterhouseCoopers LLP as our independent auditors to audit our financial statements for the fiscal year ending December 31, 2002. The decision to engage PricewaterhouseCoopers LLP was recommended by the Audit Committee and approved by the Board of Directors. During our two most recent fiscal years ended December 31, 2001 and the subsequent interim period through June 13, 2002, we did not consult with PricewaterhouseCoopers LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

PricewaterhouseCooopers LLP has also been selected by the Board of Directors to serve as our independent public accountants for the year ended December 31, 2003. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will be afforded the opportunity to make a statement if they desire and will be available to respond to appropriate questions from shareholders.

For the fiscal year ended December 31, 2002, the Company retained PricewaterhouseCoopers LLP, to provide services in the following categories and amounts.

1. Audit Fees	$243,100
2. Financial Information System Design and Implementation Fees	$ -
3. All other fees	$100,325

The Audit Committee has considered whether the provision of non-audit services by our principal auditor is compatible with maintaining auditor independence.

SOLICITATION OF PROXIES

The expenses of preparing, assembling, printing and mailing this Proxy Statement and the materials used in the solicitation of proxies will be borne by us. It is contemplated that the proxies will be solicited through the mails, but our officers, directors and regular employees may solicit proxies personally. Although there is no formal agreement to do so, we may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to shareholders whose stock in us is held of record by such entities. In addition, we may use the services of individuals or companies we do not regularly employ in connection with the solicitation of proxies if management determines it advisable.

ANNUAL REPORT ON FORM 10-K

OUR ANNUAL REPORT ON FORM 10-K, WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2002, WILL BE MADE AVAILABLE TO SHAREHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO 99¢ ONLY STORES, 4000 UNION PACIFIC AVENUE, CITY OF COMMERCE, CALIFORNIA 90023, ATTENTION: CHIEF FINANCIAL OFFICER. THE EXHIBITS OF THIS REPORT WILL ALSO BE PROVIDED UPON REQUEST AND PAYMENT OF COPYING CHARGES.

ON BEHALF OF THE BOARD OF DIRECTORS



Eric Schiffer, President
4000 Union Pacific Avenue
City of Commerce, California 90023
April 24, 2003

Directions to 2001 Annual Shareholders Meeting

Wednesday, June 5, 2002 at 10:00 AM

City of Commerce Center, Rosewood Park Meeting Room
5600 Harbor Street, City of Commerce, CA 90040


NORTH
SOUTH
WEST
EAST
Boyle Heights
East Los Angeles
START
END
Hobart
Bandini Blvd
Maywood
Slauson Ave
Huntington Park
710
60
©2002 MapQuest.com, Inc.; ©2002 Navigation T

Directions from 99¢ Only Stores Corporate Headquarters
4000 Union Pacific Avenue
City of Commerce, CA 90023

1: Start out going North on S DITMAN AVE towards E OLYMPIC BLVD.	0.23 miles
2: Take the I-5 S ramp towards SANTA ANA.	0.07 miles
3: Merge onto I-5 S.	1.96 miles
4: Take the EASTERN AVE exit towards ATLANTIC BLVD.	0.19 miles
5: Turn LEFT onto S EASTERN AVE.	0.25 miles
6: Turn LEFT onto HARBOR ST.	0.14 miles
Total Estimated Time:	**5 minutes**
Total Distance:	**2.85 miles**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2002
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-11735

99¢ Only Stores

(Exact name of registrant as specified in its charter)

California	**95-2411605**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
4000 Union Pacific Avenue, **City of Commerce, California** (Address of Principal Executive Offices)	**90023** (zip code)

Registrant's telephone number, including area code: (323) 980-8145
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Stock, no par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Security Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the last 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) Yes ☒ No ☐

The aggregate market value of Common Stock held by non-affiliates of the Registrant on June 28, 2002 was $1,213,783,600 based on a $25.65 closing price for the Common Stock on such date. For purposes of this computation, all executive officers and directors have been deemed to be affiliates. Such determination should not be deemed to be an admission that such executive officers and directors are, in fact, affiliates of the Registrant.

Indicate the number of shares outstanding of each ofthe issuer's classes of stock as of the latest practicable date.
Common Stock, No Par Value, 70,426,655 Shares as of March 28, 2003

Portions of Part III of this report have been incorporated by reference from the Company's Proxy Statement for the 2003 Annual Shareholders meeting.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This Report contains statements that constitute "forward -looking statements" within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward -looking statements. Such statements appear in a number of places in this filing and include statements regarding the intent, belief or current expectations of 99¢ Only Stores (the " Company"), its directors or officers with respect to, among other things (a) trends affecting the financial condition or results of operations of the Company and (b) the business and growth strategies of the Company. The shareholders of the Company are cautioned not to put undue reliance on such forward -looking statements. Such forward -looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in this Report, for the reasons, among others, discussed in the Sections - "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors." The Company undertakes no obligation to publicly revise these forward -looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K filed by the Company.

PART I

Item 1. Business

99¢ Only Stores (the "Company") is a leading deep-discount retailer of primarily name-brand, consumable general merchandise. The Company's stores offer a wide assortment of regularly available consumer goods as well as a broad variety of first-quality, close-out merchandise. In 2002, a majority of the Company's product offerings were comprised of recognizable name-brand merchandise and were regularly available for reorder. As of March 28, 2003, the Company operated 154 retail stores, 116 in Southern California, 11 in Central California, 7 in Northern California, 9 in Las Vegas, Nevada and 11 in Phoenix, Arizona. These stores have an average size of approximately 20,500 square feet. The Company's 99¢ Only Stores generated average net sales per estimated saleable square foot of $309, which the Company believes is among the highest in the deep-discount convenience store industry, and average net sales per store of $4.8 million for stores open the full year in 2002.

The Company opened its first 99¢ Only Stores in 1982 and believes that it operates the nation's oldest existing single price point general merchandise chain. The Company competes in the deep-discount industry, which it believes is one of the fastest growing retail sectors in the United States. In line with the Company's business strategy, the Company has significantly increased the rate of store expansion over the last five fiscal years. The Company expanded its 99¢ Only Stores from 36 stores and 332,100 estimated saleable square feet at December 31, 1995 to 151 stores and 2,428,681 estimated saleable square feet at December 31, 2002, representing a compound annual growth rate ("CAGR") of 23% and 33%, respectively. Historically, the Company's 99¢ Only Stores have been profitable within their first year of operation. In the first quarter of 2003, the Company opened three stores and plans to open an additional 35 net new stores during the remainder of the year. The Company intends to continue its planned store square footage expansion over the next several years at a targeted growth rate of 25% per year. The Company estimates that the California, Nevada and Arizona markets have the potential for over 275 99¢ Only Stores. The Company intends to continue to expand in California, Nevada and Arizona in 2003 and will enter the Texas market in 2003 as well. See "Growth Strategy" for further discussion of geographic expansion plans.

The Company also sells merchandise through its Bargain Wholesale division at prices generally below normal wholesale levels to local, regional, and national discount, drug and grocery stores and independent retailers, distributors and exporters. Bargain Wholesale complements the Company's retail operations by allowing the Company to purchase in larger volumes at more favorable pricing, to be exposed to a broader selection of opportunistic buys and to generate additional sales with relatively small incremental increases in operating expenses, contributing to strong overall operating margins for the Company. Bargain Wholesale represented 7.0% of the Company's net sales in 2002.

Industry

The Company participates primarily in the deep-discount retail industry, with its 99¢ Only Stores. Deep-discount retail is distinguished from other retail formats by the purchase of close-out and other special-situation merchandise at prices substantially below original wholesale cost, and the subsequent sale of this merchandise at prices significantly below regular retail. This results in a continually changing selection of specific brands of products. The Company believes that the deep-discount retail industry is one of the fastest growing retail sectors in the United States.

The sale of close-out or special-situation merchandise develops in response to the need of manufacturers, wholesalers and others to distribute merchandise outside their normal channels. Close-out or special-situation merchandise becomes available for a variety of reasons, including a manufacturer's over-production, discontinuance due to a change in style, color, size, formulation or packaging, the inability to move merchandise effectively through regular channels, reduction of excess seasonal inventory, discontinuation of test-marketed items and the financial needs of the manufacturer.

Many deep-discount retailers also sell merchandise that can be purchased from a manufacturer or wholesaler on a regular basis. Although this merchandise can usually be purchased at less than original wholesale and sold below normal retail, the discount, if any, is generally less than with close-out merchandise. Deep-discount retailers sell regularly available merchandise to ensure a degree of consistency in their product offerings and to establish themselves as a reliable source of basic goods.

Business Strategy

The Company's goal is to continue to provide significant value to its customers on a wide variety of consumable merchandise in an exciting store environment. The Company's strategies to achieve this goal include the following:

Focus on "Name-Brand" Consumables. The Company strives to exceed its customers' expectations of the range and quality of name-brand consumable merchandise that can be purchased for 99¢. During 2002, the Company purchased merchandise from more than 999 suppliers, including Colgate-Palmolive Company, The Dial Corp., Eveready Battery Company Inc., General Electric Company, Gerber Products Company, Hershey Foods Corp., Johnson & Johnson, Kraft General Foods, Inc., Lever Brothers Company, Mattel Inc., The Mead Corporation, Nabisco Inc., Nestle, The Pillsbury Company, The Procter & Gamble Company, Revlon Inc. and SmithKline Beecham Corporation.

Broad Selection of Regularly Available Merchandise. The Company's retail stores offer consumer items in each of the following staple product categories: food (including frozen and deli items), beverages, health and beauty aids, household products (including cleaning supplies, paper goods, etc.), housewares (including glassware, kitchen items, etc.), hardware, stationary and party goods, seasonal goods, baby products and toys, giftware, pet products and clothing. The Company supplements its name-brand merchandise with private-label items. By consistently offering a wide selection of basic household consumable items, the Company attempts to encourage customers to shop at the stores for their everyday household needs, which the Company believes leads to a high frequency of customer visits.

Attractively Merchandised and Well-Maintained Stores. The Company strives to provide its customers an exciting shopping experience in customer-service-oriented stores, which are attractively merchandised, brightly lit and well-maintained. The Company's stores are merchandised and laid out in a "supermarket" format with items in the same category grouped together. In addition, the shelves are restocked as needed during the day. By offering merchandise in an attractive, convenient and familiar environment, the Company believes its stores appeal to a wide demographic of customers.

Strong Long-Term Supplier Relationships. The Company believes that it has developed a reputation as a leading purchaser of name-brand, re-orderable and close-out merchandise at discount prices through its ability to make immediate buying decisions, experienced buying staff, willingness to take on large volume purchases and take possession of merchandise immediately, ability to pay cash or accept abbreviated credit terms, reputation for prompt payment, commitment to honor all issued purchase orders and willingness to purchase goods close to a target season or out of season. The Company's relationship with its suppliers is further enhanced by its ability to minimize channel conflict for the manufacturer by quickly selling name-brand merchandise without, if requested by the supplier, advertising or wholesaling the item. Additionally, the Company believes it has well-maintained, attractively merchandised stores that have contributed to a reputation among suppliers for protecting their brand image.

Complementary Bargain Wholesale Operation. Bargain Wholesale complements the Company's retail operations by allowing the Company to purchase in larger volumes at more favorable pricing, to be exposed to a broader selection of opportunistic buys and to generate additional sales with relatively small incremental increases in operating expenses, contributing to strong overall operating margins for the Company. Net sales in the Company's Bargain Wholesale were $50.0 million in 2002. The growth strategy for Bargain Wholesale is to focus on large domestic and international accounts and expansion into new geographic markets. The Company maintains showrooms in New York City and Chicago to support its Bargain Wholesale operation, which is based in Los Angeles.

Adherence to Disciplined Cost Controls and Savvy Purchasing. The Company believes it is able to provide its customers with significant value while maintaining strong operating margins through an adherence to a disciplined cost control program. The Company purchases merchandise at substantially discounted prices as a result of its buyers' knowledge, experience and negotiating ability and its established reputation among its suppliers. The Company applies this same approach to its relationships with other vendors and strives to maintain a lean operating environment focused on increasing net income.

Focus on Larger Stores in Convenient Locations. The Company's 99¢ Only Stores are conveniently located in freestanding buildings, neighborhood shopping centers (anchored by 99¢ Only Stores or co-anchored with a supermarket and/or a drug store), regional shopping centers or downtown central business districts where the Company believes consumers are more likely to do their regular household shopping. The Company's 154 existing 99¢ Only Stores, average approximately 20,500 gross square feet. From January 1, 1997 through December 31, 2002, the Company has opened 115 new stores with an average of approximately 20,500 gross square feet and currently targets new store locations between 18,000 and 28,000 gross square feet. The Company's larger 99¢ Only Stores allow a more effective display of a wider assortment of merchandise, carry deeper stock positions and provide customers with a more inviting and convenient environment that the Company believes encourages customers to shop longer and buy more. The Company's decision to target larger stores is based in part on the higher average annual net sales per store and operating income typically achieved by these stores. In the past, as part of its strategy to expand retail operations, the Company has at times opened larger new stores in close proximity to existing stores where the Company determined that the trade area couldsupport a larger store. In some of these situations, the Company retained its existing store so long as it continued to contribute store-level operating income. While this strategy was designed to increase revenues and store-level operating income, it hashad a negative impact on comparable store net sales as some customers migrated from the existing store to the larger new store. The Company believes that this strategy has impacted its historical comparable sales growth.

Experienced Management Team and Depth of Employee Option Grants. 99¢ Only Stores' management team has many years of retail experience and has demonstrated its skills through a proven track record of financial performance. The Company's management strongly believes that employee ownership of the Company's stock helps build employee pride in the stores, which significantly contributes to the success of the Company and its operations. Accordingly, all members of the Company's management (other than David Gold, the Company's Chief Executive Officer, Howard Gold, Senior Vice President of Distribution, Jeff Gold, Senior Vice President of Real Estate and Information Systems, Eric Schiffer, President and Karen Schiffer, Senior Buyer) and all employees with tenure of more than six months with the Company receive an annual grant of stock options. As of December 31, 2002, the Company's employees held options to purchase an aggregate of 5,260,782 shares, or 7.5% of the fully diluted shares of Common Stock outstanding.

Growth Strategy

Management believes that future growth will primarily result from new store openings facilitated by the following:

Growth in Existing Territories - California, Nevada and Arizona. The Company's 154 99¢ Only Stores are located in California, Nevada and Arizona. By focusing the majority of its 2003 growth in the current markets, the Company believes it can leverage its brand awareness in the region and take advantage of its existing warehouse and distribution facility, regional advertising and other management and operating efficiencies. The Company plans to open at least 38 net new 99¢ Only Stores in 2003. Of the 38 planned net new stores, at least 23 will be located in California, Nevada and Arizona. The Company opened three new stores during the first three months of 2003 and plans to open the remaining stores planned for California, Nevada and Arizona during the remainder of 2003. The Company has secured sites for three additional store locations and has signed twenty letters of intent to lease or purchase prospective store sites in these states. Generally, the Company expects that at least 50% of the letters of intent will become store sites. The Company intends to continue its planned store square footage expansion over the next several years at a targeted rate of 25% per year. The Company estimates that the markets in California, Nevada, and Arizona have the potential for over 275 99¢ Only Stores.

Expansion into Texas. On February 4, 2003 the Company announced the purchase of a 741,000 square foot distribution center in Houston, to service its planned store expansion in Texas in 2003 and beyond. The facility was acquired for $23 million cash and is fully racked including a pick to belt conveyor system. It also contains refrigerated and frozen storage space. The Company has announced that it plans to open approximately 15 of its planned 38 new stores in 2003 in Houston and the surrounding areas. Currently the Company has a total of 11 letters of intent regarding leases for Houston locations. In connection with the opportunity to acquire this warehouse facility, the Company accelerated its retail expansion plans into Texas to mid-year 2003 from early 2004. The Company expects that additional fixed overhead associated with this distribution facility during 2003 will be approximately $1.0 million per quarter. The Company believes Texas has the potential for over 175 stores.

Portable Format Facilitates Geographic Expansion. The Company believes that its concept of consistently offering a broad selection of name-brand consumables, at value pricing, in a convenient store format is portable to most other densely populated areas of the country. In November 1999, the Company opened its first 99¢ Only Stores outside the state of California in Las Vegas, Nevada and now has a total of 9 stores in Las Vegas, Nevada and 11 in Phoenix, Arizona in 2002. As disclosed above, the Company also plans to add new stores in Texas in 2003.

Acquisitions. The Company considers lease acquisition or purchase opportunities as they become known to the Company and may make acquisitions of a chain, or chains, of clustered retail sites in densely populated regions, primarily for the purpose of acquiring favorable locations.

Retail Operations

The Company's retail stores offer customers a wide assortment of regularly available consumer goods, as well as a broad variety of first-quality, close-out merchandise, generally at a significant discount from normal retail. All merchandise sold in the Company's 99¢ Only Stores retail stores sells for 99¢ per item or 99¢ for two or more items.

The following table sets forth relevant information with respect to the growth of the Company's existing 99¢ Only Stores operations (dollar amounts in thousands, except sales per square foot):

	Year Ended December 31,				
	1998	1999	2000	2001	2002
99¢ Only Stores net retail sales	$238,868	$312,306	$402,071	$522,019	$663,983
99¢ Only Stores annual net sales growth rate	28.4%	30.7%	28.7%	29.8%	27.2%
99¢ Only Stores store count at beginning of year	53	64	78	98	123
New stores	13	18	20	26	28
Stores closed	2(a)	4(a)	-	1(a)	-
Total store count at year-end	64	78	98	123	151
Average 99¢ Only Stores net sales per store open the full year(b)	$4,147	$4,433	$4,487	$4,647	$4,750
Estimated saleable square footage at year-end for 99¢ Only Stores	822,900	1,102,369	1,424,280	1,892,949	2,428,681
Average net sales per estimated saleable square foot(b)	$335	$332	$318	$319	$309
Change in comparable 99¢ Only Stores net sales	4.3%	6.1%	2.0%	5.9%	3.2%

(a) Stores closed due to relocation to a larger nearby site.

(b) For stores open for the entire fiscal year for 99¢ Only Stores.

Merchandising. All of the Company's stores offer a broad variety of first-quality, name-brand and other close-out merchandise as well as a wide assortment of regularly available consumer goods. The Company also carries a line of private label consumer products made exclusively for the Company. The Company believes that the success of its 99¢ Only Stores concept arises from the value inherent in selling primarily name-brand consumables, most of which retail elsewhere from $1.19 to $9.99, for only 99¢ per item or group of items. Each store typically carries over six thousand different stock keeping units (SKU).

Although a majority of the merchandise purchased by the Company is available for reorder, the mix of specific brands of merchandise frequently changes, depending upon the availability of close-out and other special-situation merchandise at suitable prices. Since commencing its closeout purchasing strategy in 1976, the Company has not experienced difficulty in obtaining name brand closeouts as well as re-orderable merchandise at attractive prices. Management believes that continuously changing specific name-brands found in its stores from one week to the next encourages impulse and larger volume purchases, results in customers shopping more frequently and helps to create a sense of urgency, awareness and excitement. Unlike many discount retailers, the Company rarely imposes limitations on the quantity of specific items that may be purchased by a single consumer.

The Company targets value-conscious consumers from a wide range of socio-economic backgrounds with diverse demographic characteristics. Purchases are by cash, credit or debit card. The Company's stores do not accept checks or manufacturers' coupons. The Company's stores are open every day with opening hours designated to meet the needs of family consumers.

Store Size, Layout and Locations. As of March 28, 2003, the Company had 154 99¢ Only Stores averaging approximately 20,500 gross square feet. Since January 1, 1998, the Company has opened 106 new stores that average 22,600 gross square feet and currently targets new store locations between 18,000 and 28,000 gross square feet. The Company's larger 99¢ Only Stores allow it to more effectively display a wider assortment of merchandise, carry deeper stock positions and provide customers with a more, what management believes, inviting and convenient environment that encourages customers to shop longer and buy more. The Company's decision to target larger stores is based in part on higher average annual store revenues typically achieved by these stores.

The Company's stores are conveniently located in freestanding buildings, neighborhood shopping centers (anchored by 99¢ Only Stores, a supermarket and/or a drug store), regional shopping centers or downtown central business districts where the Company believes consumers are more likely to do their regular household shopping.

The Company strives to provide stores that are attractively merchandised, brightly lit, well-maintained, "destination" locations. The layout of each of the Company's stores is customized to the actual size and configuration of the individual location. The interior of each store is, however, designed to reflect a uniform format, featuring attractively displayed products in windows, consistent merchandise display techniques, bright lighting, lower shelving height that allows unobstructed visibility throughout the store, distinctive color scheme, interior and exterior signage and customized check-out counters, floors, price tags, shopping carts and shopping bags. The Company emphasizes a strong visual presentation in all key traffic areas of the store. Merchandising displays are maintained throughout the day, change frequently and often incorporate seasonal themes. The Company believes that due to the continuously changing brand-names, the lower shelving height and the absence of aisle description signs, the typical customer tends to shop the whole store.

As of December 31, the Company leased 129 of its 151 99¢ Only Stores retail locations and owned 22 store locations. The Company typically seeks leases with an initial five-year to ten-year term and with one or more five-year renewal options. See "Item 2 Properties." The Company identifies potential sites through a network of contacts within the brokerage and real estate communities, information provided by vendors, customers and employees and through other efforts of the Company's real estate department. Most leases have renewal options ranging from three to ten years. Except for 11 relocations to larger stores, the Company has never closed any of its 99¢ Only Stores.

Store Management. Substantially all merchandise decisions with respect to pricing and advertising are made at the Company's headquarters. The Company employs 26 district managers and two regional managers responsible for store operations. Each district manager is responsible for up to seven stores. Reporting to each district manager is one merchandising supervisor responsible for store merchandising in that district. The store managers also report to the district manager. These district managers are supervised by the two regional managers that report to the Company's Vice President of Retail Operations. District managers visit each store in their district at least twice a week and focus on the implementation of the Company's policies, operations and merchandising philosophy. District managers also help train store management and assist store management with scheduling. The Vice President of Retail Operations also supervises a cashier's training school located at the Company's corporate offices. Each merchandising supervisor and his crew (usually six to ten experienced stock people) visit each of the stores at least once a week and help the store managers to maintain and improve the appearance of the sales floor, move merchandise sections, organize the stockroom and train store personnel. Typically the Company's stores are staffed with a manager and two or three assistant managers. Store managers are responsible for assessing their respective store's stocking needs and ordering accordingly.

Advertising. Advertising expenditures were $2.7 million, $3.4 million and $3.1 million for 2000, 2001 and 2002, respectively, or 0.6%, 0.6% and 0.4% of net sales, respectively. The Company manages its advertising without the assistance of an outside agency. The Company allocates the majority of its advertising budget to newspaper and radio advertising. The Company's advertising strategy emphasizes the offering of nationally recognized, name-brand merchandise at significant savings. The Company minimizes its advertising expenditures by an efficient implementation of its advertising program combined with word-of-mouth publicity, locations with good visibility and efficient signage. Because of the Company's distinctive grand opening promotional campaign, which includes the sale of nine televisions for 99¢ each and nine microwave ovens for 99¢ each, grand openings often attract long lines of customers and receive media coverage. The Company believes that one of its biggest challenges is attracting affluent customers to shop its stores. The Company also uses a direct mail campaign for new customers who are homeowners in more upscale neighborhoods.

Bargain Wholesale

Bargain Wholesale conducts its wholesale operations through its 15,000 square foot product showroom located at the Company's warehouse and distribution facility. The Company's showrooms in New York and Chicago also continue to support Bargain Wholesale's operations. In 2002, Bargain Wholesale sold merchandise to other wholesalers, small local retailers, large regional and national retailers and exporters. During 2002, no single customer accounted for more than 10.0% of Bargain Wholesale's net sales. The Company advertises its wholesale operations primarily through direct mail. The Company plans to expand its wholesale operations by focusing on the needs of large domestic and international accounts, expansion into new geographic markets, increasing its marketing and promotional programs, increasing the number of trade shows at which it exhibits, focusing on its showrooms in Chicago and New York City, enhancing customer service and aggressively contacting its customers on a more frequent basis through telephone, facsimile and mail.

The Company's wholesale product line is substantially similar to its retail product line. Bargain Wholesale provides merchandise for the "dollar" promotional aisles of certain supermarkets and drugstores. The Company offers 15-day payment terms to its Bargain Wholesale customers who meet the Company's credit standards. Customers located abroad, certain smaller customers or others who do not meet the Company's credit standards must pay cash upon pickup or before shipment of merchandise.

Bargain Wholesale complements the Company's retail operations by allowing the Company to purchase in larger volumes at more favorable pricing, to be exposed to a broader selection of opportunistic buys and to generate additional net sales with relatively small incremental increases in operating expenses contributing to strong overall margins for the Company. Bargain Wholesale also allows the Company to purchase goods which it would not otherwise purchase for distribution through its 99¢ Only Stores and provides the Company with a channel by which it may distribute merchandise at prices other than 99¢.

Purchasing

The Company's purchasing department staff consists of 13 buyers managed by the Company's Vice President of Purchasing. The Company's Chief Executive Officer also participates in the Company's purchasing activities. The Company's buyers purchase for 99¢ Only Stores and Bargain Wholesale. The Company believes a primary factor contributing to its success is its ability to identify and take advantage of opportunities to purchase merchandise with high customer interest at lower than regular wholesale prices. The Company purchases most of its merchandise directly from the manufacturer. The Company's other sources of merchandise include wholesalers, manufacturers' representatives, importers, barter companies, auctions, professional finders and other retailers. The Company develops new sources of merchandise primarily by attending industry trade shows, advertising, marketing brochures and referrals.

The Company has no continuing contracts for the purchase of merchandise and must continuously seek out buying opportunities from both its existing suppliers and new sources. No single supplier accounted for more than 2.3% of the Company's total purchases in 2002. During 2002, the Company purchased merchandise from more than 999 suppliers, including Colgate-Palmolive Company, The Dial Corp., Eveready Battery Company Inc., General Electric Company, Gerber Products Company, Hershey Foods Corp., Johnson & Johnson, Kraft General Foods Inc., Lever Brothers Company, Mattel Inc., The Mead Corporation, Nabisco Inc., Nestle, The Pillsbury Company, The Procter & Gamble Company, Revlon Inc. and SmithKline Beecham Corporation. Many of these companies have been supplying products for the Company in excess of fifteen years.

A significant portion of the merchandise purchased by the Company in 2002 was close-out or special-situation merchandise. The Company has developed strong relationships with many manufacturers and distributors who recognize that their special-situation merchandise can be moved quickly through the Company's retail and wholesale distribution channels. The sale of closeout or special-situation merchandise develops in response to the need of manufacturers, wholesalers and others to distribute merchandise outside their normal channels. The Company's buyers search continuously for close-out opportunities. The Company's experience and expertise in buying merchandise has enabled it to develop relationships with many manufacturers that often offer some or all of their close-out merchandise to the Company prior to attempting to sell it through other channels. The key elements to these supplier relationships include the Company's (i) ability to make immediate buy decisions, (ii) experienced buying staff, (iii) willingness to take on large volume purchases and take possession of merchandise immediately, (iv) ability to pay cash or accept abbreviated credit terms, (v) reputation for prompt payment, (vi) commitment to honor all issued purchase orders and (vii) willingness to purchase goods close to a target season or out of season. The Company believes the relationship with its suppliers is further enhanced by its ability to minimize channel conflict for the manufacturer by quickly selling name-brand merchandise without, if requested by the supplier, advertising or wholesaling the item.

In 2002, re-orderable merchandise accounted for a majority of the Company's purchases. The Company's strong relationships with many manufacturers and distributors, along with its ability to purchase in large volumes, also enable the Company to purchase re-orderable name-brand goods at discounted wholesale prices. The Company focuses its purchases of re-orderable merchandise on a limited number of SKUs, which allows the Company to make purchases in large volumes.

The Company is continuously developing new private label consumer products to broaden the assortment of merchandise that is consistently available. The Company also has an in-house import operation, which primarily purchases re-orderable merchandise. The Company imports products from various European, South American and Asian countries. Merchandise directly imported by the Company accounted for approximately 4.3% of total merchandise purchased in 2002. The Company primarily imports merchandise in product categories which the Company believes are not brand sensitive to consumers, such as kitchen items, house-wares, toys, seasonal products, pet-care and hardware.

Warehousing and Distribution

The Company owns an 880,000 square foot, single level warehouse and distribution facility located on approximately 23 acres in the City of Commerce, California. The Company's headquarters are located in this facility. The Company also leases an additional 180,000 square foot of warehouse storage space adjacent to its main distribution facility and 15,000 square feet of deli and frozen product storage space. All of the three sites are located near downtown Los Angeles and have close access to the Southern California freeway and rail systems and the ports of Los Angeles and Long Beach. The main distribution facility has 129 dock doors available for receiving or shipping, and racking with over 10,000 pallet positions. Most of the Company's merchandise is shipped by truck directly from manufacturers and other suppliers to the Company's warehouse and distribution facility. The Company maintains a fleet of vehicles, which are used to deliver merchandise to its stores. Full truck deliveries are made from its distribution center to each store typically three or more times a week. Product is delivered to a store the day after the store places a scheduled order. The Company utilizes its fleet by a combination of filling outbound trucks to capacity and instituting a backhaul program whenever possible. The Company also uses its own vehicles to pick up certain shipments at local ports and rail yards. The size of the Company's distribution center allows storage of bulk one-time close-out purchases and seasonal or holiday items without incurring additional costs. The Company believes that its current warehouse and distribution facilities will be able to support distribution to approximately 200 stores in California and areas within a 450 mile radius. There can be no assurance that the Company's existing warehouse will provide adequate storage space for the Company's long-term storage needs.

On February 4, 2003 the Company announced the purchase of a 741,000 square foot distribution center near Houston, Texas, to service its planned store expansion in Texas in 2003 and beyond. The Company believes Texas has the potential for over 175 stores and that this facility can adequately support those stores. See "Growth Strategy – Expansion into Texas."

Information Systems

In 2002, the Company completed the installation of the first phase of its financial, accounting, human resource and payroll system which utilizes an INFORMIX database to run on an IBM UNIX operating system. The Company also operates a separate IBM UNIX based inventory control system developed in house. The Company's proprietary store ordering system, which utilizes radio frequency hand held scanning devices, continued to be upgraded in 2002. This system also has improved the overall order processing turn around time as well as the inventory availability in the stores and is processed using a back office PC system at each retail location. The Company utilizes a Wide Area Network (WAN) for voice and data communications among the stores, the warehouse and the administrative functions. In February 2002, the Company completed the implementation of its Point of Sale System (POS) in all 99¢ Only Stores. The system has expedited the customer check-out process and provided product category sales data necessary to better service the Company's customers by improving the information about the in stock inventory at the individual store level. The Company's information systems staffing consists of 15 employees. The Company believes that its management information systems and inventory control systems along with future initiatives to upgrade warehouse management systems will be adequate to support the Company's current needs. The Company intends to continue to enhance its systems to support its future planned store growth and to take advantage of new proven technology.

Competition

The Company faces competition in both the acquisition of inventory and sale of merchandise from other wholesalers, discount stores, single price point merchandisers, mass merchandisers, food markets, drug chains, club stores and other retailers. Industry competitors also include a large number of privately held companies and individuals. In some instances these competitors are also customers of the Company's Bargain Wholesale division. There is increasing competition with other wholesalers and retailers, including other deep-discount retailers, for the purchase of quality close-out and other special-situation merchandise. Some of these competitors have substantially greater financial resources and buying power than the Company. The Company's ability to compete will depend on many factors including the success of its purchase and resale of such merchandise at lower prices than the competition. The Company may face intense competition in the future from new entrants in the deep-discount retail industry, among others, that could have an adverse effect on the Company's business and results of operations.

Employees

At December 31, 2002, the Company had 5,985 employees: 5,331 in its retail operation, 460 in its warehouse and distribution facility, 180 in its corporate offices and 14 in its Bargain Wholesale division. None of the Company's employees is party to a collective bargaining agreement. The Company considers relations with its employees to be good. The Company offers certain benefits, including health insurance, 401(k) benefits to its full time employees and an executive deferred compensation plan. All members of management (other than David Gold, the Company's Chief Executive Officer, Howard Gold, Senior Vice President of Distribution, Jeff Gold, Senior Vice President of Real Estate and Information Systems, Eric Schiffer, President and Karen Schiffer, Senior Buyer) and all full-time employees with tenure of six months, receive an annual grant of stock options.

Trademarks and Service Marks

"99¢ Only Stores", "99¢", "Rinso" and "Halsa" are registered trademarks of the Company and are listed on the United States Patent and Trademark Office Principal Register. "Bargain Wholesale" is a service mark used by the Company. Management believes that the Company's trademarks, service marks and trade names are an important but not critical element of the Company's merchandising strategy.

Environmental Matters

Under various federal, state and local environmental laws and regulations, a current or previous owner or occupant of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. Such laws and regulations often impose liability without regard to fault. As of March 28, 2003 the Company leased 131 of its 154 existing stores and the Company owned its main California warehouse and distribution facility (where its executive offices are located). The Company also owns a warehouse facility in Eagan, Minnesota that is currently leased to Universal International, a former subsidiary of the Company. In connection with such properties, the Company could be held liable for the costs of remedial actions with respect to hazardous substances. In addition, the Company operates one underground diesel storage tank and one above-ground propane tank at its warehouse and distribution facility. Although the Company has not been notified of, and is not otherwise aware of, any specific current environmental liability, claim or non-compliance, there can be no assurance that the Company will not be required to incur remediation or other costs in the future in connection with its leased properties or its storage tanks or otherwise. In the ordinary course of its business, the Company from time to time handles or disposes of ordinary household products that are classified as hazardous materials under various federal, state and local environmental laws and regulations. The Company has adopted policies regarding the handling and disposal of these products, and has implemented a training program for employees on hazardous material handling and disposal. There can be no assurance, however, that such policies or training will be successfu l in assisting the Company in avoiding violations of environmental laws and regulations relating to the handling and disposal of such products in the future.

Available Information

The Company makes available free of charge its annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K through a hyperlink from the "Investor Relations" portion of its website, www.99only.com, to the Securities and Exchange Commission's website, www.sec.gov. Such reports should be available on the same day that they are electronically filed with or furnished to the Securities and Exchange Commission by the Company.

Item 2. Properties

As of March 28, 2003, the Company owned 23 and leased 131 of its 154 store locations. The Company also has escrow deposits on four additional locations for future openings. The Company currently leases 12 store locations and a parking lot associated with one of these stores from the Gold Family. Our annual rental expense for these facilities totaled approximately $1.9 million, $1.9 million and $2.2 million in 2000, 2001 and 2002, respectively. We believe that our lease terms are just as favorable to us as they would be for an unrelated party. Under our current policy, we enter into real estate transactions with our affiliates only for the renewal or modification of existing leases and on occasions where we determine that such transactions are in our best interests. Moreover, the independent members of our Board of Directors must unanimously approve all real estate transactions between us and our affiliates. They must also determine that such transactions are equivalent to a negotiated arm's -length transaction with a third party. We cannot guarantee that we will reach agreements with the Gold family on renewal terms for the properties we currently lease from them. Also, even if we agree to such terms, we cannot be certain that our independent directors will approve them. If we fail to renew one of these leases, we could be forced to relocate or close the leased store. Any relocations or closures we experience will be costly and could adversely affect our business. One of our outside directors, Ben Schwartz, is a trustee of a trust that owns a property on which a single 99¢ Only Stores is located. Management believes that the Company's stable operating history, excellent credit history and ability to generate substantial customer traffic give the Company significant leverage when negotiating lease terms. Most of the Company's leases provide for fixed rents, subject to periodic adjustments. Certain of the Company's store leases contain provisions that grant the Company a right of first refusal to acquire the subject site.

The following table sets forth, as of December 31, 2002, information relating to the expiration dates of the Company's current stores leases:

Expiring 2003	Expiring 2004-2006	Expiring 2007-2009	Expiring 2010 and beyond
7(a)	49	35	39

(a) Includes two stores leased on a month-to-month basis.

The Company purchased its main warehouse, distribution and executive office facility, located in the City of Commerce, California in 2000. The Company also leases an additional 180,000 square feet of warehouse storage space adjacent to its main distribution facility and 15,000 square feet of deli and frozen product storage space which is also located in the vicinity.

On February 4, 2003 the Company acquired a 741,000 square foot distribution center in Houston, to service its planned store expansion in Texas in 2003 and beyond. See "Growth Strategy – Expansion in Texas."

Item 3. Legal Proceedings

The Company is periodically subject to legal actions, which arise in the ordinary course of its business. The Company does not believe that any pending action is material to its results of operations or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "NDN." The following table sets forth, for the calendar periods indicated, the high and low closing prices per share of the Common Stock as reported by the New York Stock Exchange. All stock prices have been restated to reflect a four-for-three stock split effected in the form of a stock dividend distributed on April 3, 2002.

	Price Range	
	High	Low
2001:		
First Quarter	$19.93	$13.35
Second Quarter	23.04	16.28
Third Quarter	27.38	20.03
Fourth Quarter	29.86	23.52
2002:		
First Quarter	$28.75	$24.86
Second Quarter	32.60	24.91
Third Quarter	25.49	20.70
Fourth Quarter	29.80	20.31
2003:		
First Quarter through March 28, 2003	$28.48	$20.83

As of March 28, 2003, the Company had approximately 22,422 holders of the Common Stock including 534 shareholders of record.

The Company has not paid any cash dividends with respect to the Common Stock. The Company presently intends to retain future earnings to finance its development and expansion and therefore does not anticipate the payment of any cash dividends in the foreseeable future. Payment of future dividends, if any, will depend upon future earnings and capital requirements of the Company and other factors, which the Board of Directors considers appropriate.

The Company has one stock option plan (the 1996 Stock Option Plan). The plan is a fixed plan, which provides for the granting of non-qualified and incentive options to purchase up to 17,000,000 shares of common stock of which 6,199,566 are available for future option grants. Options may be granted to officers, employees, directors and consultants. Grants may be at fair market value at the date of grant or at a price determined by the compensation committee consisting of four outside members of the board of directors (the "Committee"). Options vest over a three-year period, one-third one year from the date of grant and one third per year thereafter. Options exp ire ten years from the date of grant. The Company accounts for its stock option plan under APB Opinion No. 25 under which no compensation cost has been recognized in fiscal 2000, 2001 and 2002.

Item 6. Selected Financial Data

The following table sets forth, selected financial and operating data of the Company for the periods indicated. The Consolidated Financial Statements for years 1998 through 2001 were audited by Arthur Andersen LLP (Andersen) which has ceased operations. A copy of the report previously issued by Andersen on our financial statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 is included elsewhere in this Form 10-K. Such report has not been reissued by Andersen. The following information should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of the Company and notes thereto included elsewhere in this Form 10-K.

	Year Ended December 31 (Amounts in thousands, except per share and operating data)				
Statements of Income Data:	1998	1999	2000	2001	2002
Net sales:					
99¢ Only Stores	$238,868	$312,306	$402,071	$522,019	$663,983
Bargain Wholesale (e)	53,202	47,652	49,876	56,250	49,959
Total sales	292,070	359,958	451,947	578,269	713,942
Cost of sales	183,044	218,496	275,395	350,421	427,356
Gross profit	109,026	141,462	176,552	227,848	286,586
Selling, general and administrative expenses:					
Operating expenses	62,424	80,089	107,981	141,544	178,374
Depreciation and amortization	4,506	5,927	8,666	12,354	17,711
Total operating expenses	66,930	86,016	116,647	153,898	196,085
Operating income	42,096	55,446	59,905	73,950	90,501
Other (income) net	(1,428)	(1,059)	(3,617)	(5,931)	(4,847)

(Continued from previous page)

	As of December 31				
	(Amounts in thousands, except per share and operating data)				
	1998	1999	2000	2001	2002
Income from continuing operations before provision for income taxes	43,524	56,505	63,522	79,881	95,348
Provision for income taxes	17,032	22,367	24,664	31,438	36,374
Income from continuing operations	$26,492	$34,138	$38,858	$48,443	$58,974
Income (loss) from discontinued operations net of income tax provision of $910 in 1998 and income tax benefit of $2,111 and $700 in 1999 and 2000 respectively	201	(3,167)	(1,050)	-	-
(Loss) on disposal of discontinued operations including a provision of $1,200 for operating losses during phase-out period, net of income tax benefit of $2,613	-	(9,000)	-	-	-
Net income	$26,693	$21,971	$37,808	$48,443	$58,974
Earnings per common share from continuing operations (d):					
Basic	$0.41	$0.51	$0.58	$0.70	$0.84
Diluted	$0.40	$0.50	$0.56	$0.69	$0.83
(Loss) per common share from discontinued operations (d):					
Basic	-	($0.05)	($0.02)	-	-
Diluted	-	($0.05)	($0.02)	-	-
(Loss) per common share from dis posal of discontinued operations (d):					
Basic	-	($0.13)	-	-	-
Diluted	-	($0.13)	-	-	-
Earnings per common share (d):					
Basic	$0.42	$0.33	$0.56	$0.70	$0.84
Diluted	$0.41	$0.32	$0.55	$0.69	$0.83
Weighted average number of common shares outstanding:					
Basic	64,075	66,487	67,650	68,815	69,938
Diluted	65,486	67,954	68,945	70,009	71,181
Company Operating Data:					
Sales Growth					
99¢ Only Stores	28.4%	30.7%	28.7%	29.8%	27.2%
Bargain Wholesale (e)	18.7%	(10.4)%	4.7%	12.8%	(11.2)%
Total Company sales	26.5%	23.2%	25.6%	28.0%	23.5%
Gross margin	37.3%	39.3%	39.1%	39.4%	40.1%
Operating margin	14.4%	15.4%	13.3%	12.8%	12.7%
Income from continuing operations:	9.1%	9.5%	8.6%	8.4%	8.3%
Retail Operating Data (a):					
99¢ Only Stores at end of period	64	78	98	123	151
Change in comparable stores Net sales (b)	4.3%	6.1%	2.0%	5.9%	3.6%
Average net sales per store open the full year	$4,147	$4,433	$4,487	$4,647	$4,750
Average net sales per estimated saleab le square foot (c)	$335	$332	$318	$319	$309
Estimated saleable square footage at year end	822,900	1,102,369	1,424,280	1,892,949	2,428,681
Balance Sheet Data:					
Working capital	$81,439	$105,637	$166,779	$194,302	$206,486
Total assets	194,167	224,015	277,285	352,158	439,910
Capital lease obligation, including current portion	8,005	7,251	-	1,677	1,637
Total shareholders' equity	$164,365	$195,540	$253,533	$319,643	$396,615

(a) Includes retail operating data solely for the Company's 99¢ Only Stores.

(b) Change in comparable stores net sales compares net sales for all stores open at least 15 months.

(c) Computed based upon estimated total saleable square footage of stores open for the entire period.

(d) All earnings per share amounts have been restated to reflect the four-for-three stock split distributed on April 3, 2002.

(e) In 1998, Bargain Wholesale sales includes $12.0 million inter-company sales to Universal billed at cost. In 2001 Bargain Wholesale sales include $4.7 million of sales to Universal billed at a 10% mark-up

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following management's discussion and analysis should be read in connection with "Item 6. Selected Financial Data," and "Item 8. Financial Statements and Supplementary Data."

General

99¢ Only Stores has increased its net sales, operating income and income from continuing operations in each of the last five years. In 2002, it had net sales of $713.9 million, operating income of $90.5 million and income from continuing operations of $59.0 million, representing a 23.5%, 22.4% and 21.7% increase over 2001, respectively. From 1998 through 2002, the Company had a compound annual growth rate in net sales, operating income and income from continuing operations of 25.3%, 23.7% and 25.5%, respectively.

During the three years in the period ending December 31, 2002, average net sales per estimated saleable square foot (computed on 99¢ Only Stores open for a full year) declined from $319 per square foot to $309 per square foot. This trend reflects the Company's determination to target larger locations for new store development. Existing stores average approximately 20,500 gross square feet. From January 1, 2000 through December 31, 2002, the Company opened 74 new stores (including one relocation in 2001) that average approximately 22,500 gross square feet. The Company currently targets new store locations between 18,000 and 28,000 gross square feet. Although it is the Company's experience that larger stores generally have lower average net sales per square foot than smaller stores, larger stores generally achieve higher average annual store revenues and operating income.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported earnings. These estimates and assumptions are evaluated on an on-going basis and are based on historical experience and on other factors that management believes are reasonable. Estimates and assumptions include, but are not limited to, the areas of customer receivables, inventories, self-insurance reserves, and commitments and contingencies.

The Company believes that the following represent the areas where more critical estimates and assumptions are used in the preparation of the financial statements:

Investments: The Company records its investments, which are comprised primarily of investment grade federal and municipal bonds and commercial paper, at fair value. Any premium or discount recognized in connection with the purchase of an investment is amortized over the term of the investment. The Company accounts for its investments in marketable securities in accordance with Financial Accounting Standards Board No. 115 as trading securities.

Long-lived asset impairment: The Company records impairments when the carrying amounts of long-lived assets are determined not to be recoverable. Impairment is assessed and measured by an estimate of future cash flows expected to result from the use of the asset and its eventual disposition. Changes in market conditions can impact estimated future cash flows from use of these assets and additional impairments may be required should such changes occur.

Self-insurance reserves: The Company is self-insured in relation to worker's compensation claims in California. The Company provides for losses of estimated known and incurred but not reported insurance claims. These estimates are based on reported claims and actuarial valuations. Should a greater amount of claims occur compared to the estimates, reserves recorded may not be sufficient and additional expenses, which may be significant, could be incurred.

Universal International (Discontinued Operations)

In December 1999, the Company determined it would be in its best interest, and that of its shareholders, to focus its efforts on increasing the growth rate of 99¢ Only Stores. In conjunction with its revised growth strategy, the Company decided to sell its Universal International, Inc. and Odd's-n-End's, Inc. subsidiaries (together "Universal"). Universal operated a multi-price point variety chain, with 65 stores located in the Midwest, Texas and New York, under the trade names Only Deals and Odd's-N-End's. Among other factors at that time, the Company considered its successful opening of its first 99¢ Only Stores outside the state of California, in Las Vegas, Nevada. Given the success of the Las Vegas, Nevada stores, the Company believed that the 99¢ Only Stores concept was portable to areas outside the state of California. As a result, the Company has focused greater management resources to increasing its store growth rate and has expanded more rapidly in Nevada and Arizona and will be expanding into Texas in 2003.

The Company adopted a definitive plan to sell Universal within one year, as set forth by guidelines for the accounting treatment of discontinued operations. The Company engaged an investment-banking firm to evaluate and identify potential buyers for the Universal business and expected to sell Universal within the one-year time frame. The investment banking firm's marketing process focused upon selling the business as a going concern. From June 2000 through August 2000, sales presentations were delivered to both strategic buyers and financial buyers. This process did not generate the expected interest level from potential buyers that had been anticipated. The highest offer for the Universal business was significantly less than the Company's expectations. As a result of the difficulties encountered in trying to sell Universal and the necessity to complete the process by December 31, 2000, it was decided by the Board of Directors to be in the Company's and the shareholders' best interest to sell Universal for the Company's carrying value as of the close of business on September 30, 2000 to Universal Deals, Inc. and Universal Odd's-n-End's, Inc., both of which are owned 100% by David and Sherry Gold, both significant shareholders of 99¢ Only Stores. Mr. Gold is also Chairman and CEO of 99¢ Only Stores. The sale was effective as of the close of business on September 30, 2000. The purchase price for Universal was paid in cash and was equal to the Company's carrying book value of the assets of Universal at September 30, 2000 or $33.9 million. The net assets at September 30, 2000 included $29.2 million in inventory, net fixed assets of $7.6 million and $0.6 million of other assets. These assets were offset by $3.5 million of accounts payable, accrued and other liabilities. In connection with this transaction, 99¢ Only Stores provided certain ongoing administrative services to Universal in 2000 and 2001 pursuant to a service agreement for a management fee of 6% of Universal sales revenues. During fiscal year 2000, the Company recorded an additional net loss from discontinued operations of $1.1 million, net of tax benefit of $0.7 million, for operating losses incurred through the date of sale, in excess of the amounts originally provided in 1999. In the fourth quarter of 2000, the Company received $1.3 million in management fees under the service agreement with Universal. The Company also received $0.4 million in lease payments for rental of a distribution facility to Universal. During 2001, the Company received $3.7 million in fees under the service agreement, $1.4 million in lease payments and sold $4.7 million in merchandise at a 10% mark-up. In 2002 the Company received $1.5 million in management fees under the service agreement from Universal and $1.4 million in lease payments. It also purchased $0.4 million of closeout inventory from Universal. Resolution of Universal post closing business issues has required the extension of the service agreement and lease arrangement with 99¢ Only Stores to a date ending some time in 2003.

The following table sets forth for the periods indicated, certain selected income statement data, including such data as a percentage of net sales:

	Year Ended December 31 (Amounts in thousands)					
	2000		2001		2002	
Net Sales:						
99¢ Only Stores	$402,071	89.0%	$522,019	90.3%	$663,983	93.0%
Bargain Wholesale	49,876	11.0	56,250	9.7	49,959	7.0
Total	451,947	100.0	578,269	100.0	713,942	100.0
Cost of sales	275,395	60.9	350,421	60.6	427,356	59.9
Gross profit	176,552	39.1	227,848	39.4	286,586	40.1
Selling, general and administrative expenses:						
Operating expenses	107,981	23.9	141,544	24.5	178,374	24.9
Depreciation and amortization	8,666	1.9	12,354	2.1	17,711	2.5
Total	116,647	25.8	153,898	26.6	196,085	27.4
Operating income	59,905	13.3	73,950	12.8	90,501	12.7
Other (income) expense, net	(3,617)	(0.8)	(5,931)	(1.0)	(4,847)	(0.7)
Income from continuing operations before provision for income taxes	63,522	14.1	79,881	13.8	95,348	13.4
Provision for income taxes	24,664	5.5	31,438	5.4	36,374	5.1
Income from continuing operations	38,858	8.6	48,443	8.4	58,974	8.3
(Loss) from discontinued operations, net of income tax benefit of $700 in 2000	(1,050)	(0.2)	-	-	-	-
Net income	$37,808	8.4%	$48,443	8.4%	$58,974	8.3%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales. Total net sales increased $135.7 million, or 23.5%, from $578.3 million in 2001 to $713.9 million in 2002. 99¢ Only Stores net sales increased $142.0 million, or 27.2%, from $522.0 million in 2001 to $664.0 million in 2002. Bargain Wholesale net sales decreased $6.3 million, or 11.2%, from $56.3 million in 2001 to $50.0 million in 2002. The increase in 99¢ Only Stores net sales was attributed to the net effect of 28 new stores opened in 2002 and the full year effect of 25 net stores opened in 2001. Comparable stores net sales increased 3.6% from 2001 to 2002. Net sales in 2003 are expected to be favorably impacted by the full year effect of the 28 new stores opened in 2002 (constituting an increase in 536,000 saleable square feet) and the estimated 38 new 99¢ Only Stores expected to be opened in 2003. The decrease in Bargain Wholesale net sales was primarily attributed to the absence of sales to Universal, which were $4.7 million in 2001.

Gross profit. Gross profit, which consists of total net sales, less cost of sales, increased $58.7 million, or 25.8%, from $227.8 million in 2001 to $286.6 million in 2002. The increase in gross profit dollars was primarily due to higher sales volume. As a percentage of net sales, gross profit was 40.1% in 2002 versus 39.4% in 2001. This 0.7% variation results from the change in the ratio of retail versus wholesale sales. The retail gross margin increased to 41.7% of sales in 2002 versus 41.6% in 2001. This was due to product cost and mix factors. The wholesale margin was 20.1% in 2002 versus 19.3% in 2001. This change resulted from the absence of $4.7 million in sales to Universal, which carried a contract margin of 10%.

Selling, general and administrative. Selling, general and administrative expenses ("SG&A"), which include operating expenses and depreciation and amortization, increased $42.2 million, or 27.4%, from $153.9 million in 2001 to $196.1 million in 2002. The increase over 2001 is associated with fiscal year 2002 new store growth and the full year effect of 2001 new store additions and an incremental provision for workers compensation of $2.2 million. SG&A increased as a percentage of net sales from 26.6% in 2001 to 27.4% in 2002. The increase in SG&A expenses in 2002 was offset by $1.5 million in management fees from Universal (see Universal International above). The increases in SG&A in 2002 were directly attributable to 28 new store openings and to increases in utility costs, minimum wage increases and the additional field and corporate support staff hired to support the future new store growth and expansion outside of the state of California. Additional key staff positions were filled in retail management, information systems, real estate, distribution, human resources and buying.

Operating income. Operating income increased $16.6 million, or 22.4%, from $74.0 million in 2001 to $90.5 million in 2002. Operating income as a percentage of net sales was 12.8% in 2001 and 12.7% in 2002 primarily due to the increase in the operating costs discussed above.

Other (income) expense. Other (income) expense relates primarily to the interest income on the Company's marketable securities, net of interest expense on the Company's capitalized leases. Interest expense was $0.1 million in 2001 and in 2002. The Company had no bank debt during 2002 or 2001. Interest income earned on the Company's marketable securities was $3.5 million in 2002 and $4.6 million in 2001. At December 31, 2002, the Company held $146.9 million in short-term investments and $37.2 million in long-term investments. The Company's short-term investments are comprised primarily of investment grade federal and municipal bonds and commercial paper, all with short-term maturities. The Company generally holds investments until maturity. Also included in both 2002 and 2001 is $1.4 million of income under a lease agreement with Universal for a distribution facility.

Provision for income taxes. The provision for income taxes in 2002 was $36.4 million, or 5.1% of net sales, compared to $31.4 million, or 5.4% of net sales in 2001. The effective combined federal and state rates of the provision for income taxes were 39.3% and 38.1% in 2001 and 2002, respectively. The effective combined federal and state tax rates are less than the statutory rates in each period and were calculated to reflect estimated tax rates after giving effect for tax credits and the estimated versus the actual tax rate differential. See Note 6 of "Notes to Financial Statements."

Net Income. As a result of the items discussed above, net income from continuing operations increased $10.5 million, or 21.7%, from $48.4 million in 2001 to $59.0 million in 2002. Net income as a percentage of net sales was 8.3% in 2002 and 8.4% in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales. Total net sales increased $126.4 million, or 28.0%, from $451.9 million in 2000 to $578.3 million in 2001. 99¢ Only Stores net sales increased approximately $119.9 million, or 29.8%, from $402.1 million in 2000 to $522.0 million in 2001. Bargain Wholesale net sales increased approximately $6.4 million, or 12.8%, from $49.9 million in 2000 to $56.3 million in 2001. The increase in 99¢ Only Stores net sales was attributed to the net effect of 25 net new stores opened in 2001 and the full year effect of 20 stores opened in 2000. Comparable stores net sales increased 5.9% from 2000 to 2001. Net sales in 2002 are expected to be favorably impacted by the full year effect of the 25 net new stores opened in 2001 (constituting an increase in 469,000 saleable square feet) and the estimated 32 new 99¢ Only Stores expected to be opened in 2002. The increase in Bargain Wholesale net sales was primarily attributed to $4.7 million in shipments to Universal.

Gross profit. Gross profit, which consists of total net sales, less cost of sales, increased approximately $51.2 million, or 29.0%, from $176.6 million in 2000 to $227.8 million in 2001. The increase in gross profit dollars was primarily due to higher sales volume. As a percentage of net sales, gross profit was 39.4% in 2001 versus 39.1% in 2000. This 0.3% variation results from the ratio of retail versus wholesale sales. The retail gross margin increased to 41.6% of sales in 2001 versus 41.3% in 2000. This was due to product cost and mix factors. The wholesale margin was 19.3% in 2001 versus 21.0% in 2000. This change results from the $4.7 million in shipments to Universal at a contract margin of 10%.

Selling, general and administrative. Selling, general and administrative expenses ("SG&A"), which include operating expenses and depreciation and amortization, increased $37.3 million, or 32.0%, from $116.6 million in 2000 to $153.9 million in 2001. The increase over 2000 is associated with year 2001 new store growth and the full year effect of fiscal year 2000 new stores additions and an incremental provision for workers compensation of $1.8 million. SG&A increased as a percentage of net sales from 25.8% in 2000 to 26.6% in 2001. The increase in SG&A expenses in 2001 was offset by $3.7 million in management fees from Universal (see Universal International above). The increases in SG&A in 2001 were directly attributable to 25 net new store openings and to increases in utility costs, minimum wage increases and the additional field and corporate support staff hired to support the future new store growth and expansion outside of the state of California. Additional key staff positions were filled in retail management, information systems, real estate, distribution, human resources and buying.

Operating income. Operating income increased $14.1 million, or 23.5%, from $59.9 million in the 2000 period to $74.0 million in 2001. Operating income as a percentage of net sales was 13.3% in 2000 and 12.8% in 2001 primarily due to the increase in the operating costs discussed above.

Other (income) expense. Other (income) expense relates primarily to the interest income on the Company's marketable securities, net of interest expense on the Company's capitalized leases. Interest expense was $0.7 million in 2000 and $0.1 million in 2001. The Company had no bank debt during 2001 or 2000. Interest income earned on the Company's marketable securities was $4.6 million in 2001 and $4.0 million in 2000. At December 31, 2001, the Company held $147.6 million in short-term investments and $0.5 million in long-term investments. The Company's short-term investments are comprised primarily of investment grade federal and municipal bonds and commercial paper, all with short-term maturities. The Company generally holds investments until maturity. Also included in 2001 and 2000 is $1.4 million and $0.4 million respectively, of income under a lease agreement with Universal for a distribution facility.

Provision for income taxes. The provision for income taxes in 2001 was $31.4 million, or 5.4% of net sales, compared to $24.7 million, or 5.5% of net sales in 2000. The effective combined federal and state rates of the provision for income taxes were 39.4% and 38.8% in 2001 and 2000, respectively. The effective combined federal and state rates are less than the statutory rates in each period due to the benefit of certain tax-exempt interest and welfare to work tax credits. See Note 6 of "Notes to Financial Statements."

Income from continuing operations. As a result of the items discussed above, net income from continuing operations increased $9.5 million, or 24.4%, from $38.9 million in 2000 to $48.4 million in 2001. Income from continuing operations as a percentage of net sales was 8.4% in 2001 and 8.6% in 2000.

Discontinued operations. The Board of Directors approved the sale of Universal for an amount equal to the carrying value of the Company's investment, $33.9 million, as of the close of business on September 30, 2000. The Company recorded an additional loss from discontinued operations of $1.1 million, net of tax benefit of $0.7 million, for Universal and Odd's-n-End's operating losses incurred through the date of sale, in excess of the amounts originally provided in 1999. No additional losses for the discontinued operations were recorded in 2001.

Net Income. As a result of the items discussed above, net income increased $10.6 million, or 28.1%, from $37.8 million in 2000 to $48.4 million in 2001. Net income as a percentage of net sales was 8.4% in 2001 and 2000.

Liquidity and Capital Resources

Since inception, the Company has funded its operations principally from cash provided by operations, and has not generally relied upon external sources of financing. The Company's capital requirements result primarily from purchases of inventory, expenditures related to new store openings and working capital requirements for new and existing stores. The Company takes advantage of close-out and other special-situation opportunities, which frequently result in large volume purchases, and as a consequence, its cash requirements are not constant or predictable during the year and can be affected by the timing and size of its purchases.

Net cash provided by operations during 2001 and 2002 was $67.1 and $72.3 million, respectively, consisting primarily of $64.2 million and $78.3 million of net income adjusted for non-cash items. In 2001, the Company provided $3.0 million in working capital and other activities and in 2002, the Company used $5.5 million in working capital and other activities. Net cash used in working capital and other activities primarily reflects the increases in inventories in the amount of $2.8 million and $16.6 million in 2001 and 2002, respectively.

Net cash used in investing activities during 2001 and 2002 was $87.4 and $77.5 million. Net cash used in investing activities represents the following: In 2001, the Company used $46.9 million for the purchase of property and equipment (including $17.9 million used for the purchase of new store locations), $4.7 million in investments in two partnerships for the purpose of obtaining leases on two store locations and $35.8 million for the purchase of short-term investments. The Company did not repurchase any of its shares under its stock repurchase program in 2001, which expired during 2002. In 2002, the Company used $41.6 million for the purchase of property and equipment (including $19.6 million for the purchase of new store locations) and used $36.0 million for the purchase of short-term investments.

Net cash provided by financing activities during 2001 and 2002 was $11.4 and $12.9 million, which represents the proceeds from the exercise of non-qualified stock options. The Company does not maintain any credit facilities with any bank. However, the Company maintains a cash deposit of approximately $6.7 million for self-insured workers compensation.

The Company plans to open 38 new 99¢ Only Stores in 2003. The average investment per new store opened in 2002, including leasehold improvements, furniture, fixtures and equipment, inventory and pre-opening expenses, was approximately $660,000. The Company does not capitalize pre-opening expenses. The Company's cash needs for new store openings are expected to total approximately $37.0 million in 2003 including acquired properties. The Company's total planned expenditures in 2003 for additions to fixtures and leasehold improvements of existing stores as well as for distribution, systems, expansion and replacement will be approximately $10.0 million. The Company believes that its total capital expenditure requirements (including new store openings) will approximate $47.0 million in 2003. The Company intends to fund its liquidity requirements in 2003 out of net cash provided by operations, short-term investments and cash on hand. In addition to the above planned expenditures, on February 4, 2003 the Company announced the purchase of a 741,000 square foot distribution center in Houston, to service its planned store expansion in Texas in 2003 and beyond. The facility was acquired for $23 million in cash and is fully racked including a pick to belt conveyor system. It also contains built in refrigerated and frozen storage space. The Company has announced that it plans to open approximately 15 of its planned total 38 new store additions in 2003 in the Houston and surrounding area.

Contractual Obligations

The following table summarizes our consolidated contractual obligations (in thousands) as of December 31, 2002. These should be read in conjunction with "Note 8. Commitments and Contingencies"

Contractual Obligations	2003	2004	2005	2006	2007	Thereafter	Total
Capital Lease Obligations	$169	$169	$169	$169	$169	$1,525	$2,370
Operating Lease Obligations	21,829	20,714	18,207	15,432	11,650	38,611	126,443
	$21,998	$20,883	$18,376	$15,601	$11,819	$40,136	$128,813

Lease Commitments

The Company leases various facilities under operating leases except for two, which were classified as capital leases and will expire at various dates through 2018. Some of the lease agreements contain renewal options and/or provide for scheduled increases or increases based on the

Consumer Price Index. Total minimum lease payments under each of these lease agreements, including scheduled increases, are charged to operations on a straight-line basis over the life of each respective lease. Certain leases require the payment of property taxes, maintenance and insurance. Rental expense charged to operations in 2000, 2001 and 2002 was approximately $15.6 million, $19.4 million and $24.9 million, respectively. The Company typically seeks leases with an initial five-year to ten-year term and with one or more five-year renewal options. See "Item 2. Properties." Most leases have renewal options ranging from three to ten years.

Seasonality and Quarterly Fluctuations

The Company has historically experienced and expects to continue to experience some seasonal fluctuations in its net sales, operating income and net income. The highest sales periods for the Company are the Christmas and Halloween seasons. A greater amount of the Company's net sales and operating and net income is generally realized during the fourth quarter. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of certain holidays (e.g., Easter) and the timing of new store openings and the merchandise mix.

Supplementary Financial Information

The following table sets forth certain unaudited results of operations for each quarter during 2001 and 2002. The unaudited information has been prepared on the same basis as the audited financial statements appearing elsewhere in this report and includes all adjustments, which management considers necessary for a fair statement of the financial data shown. The operating results for any quarter are not necessarily indicative of the results to be attained for any future period. All earnings per share amounts have been restated to reflect the four-for-three stock split distributed on April 3, 2002.

	Year Ended December 31, 2001				Year Ended December 31, 2002			
	(Amounts in thousands except per share data)							
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales:								
99¢ Only Stores	$110,212	$122,522	$130,799	$158,486	$149,647	$155,436	$160,424	$198,476
Bargain Wholesale	14,758	13,852	13,223	14,417	13,457	12,426	11,839	12,237
Total	124,970	136,374	144,022	172,903	163,104	167,862	172,263	210,713
Gross profit	48,071	53,179	56,271	70,327	64,242	67,564	68,755	86,025
Operating income	14,605	16,465	16,763	26,117	19,320	21,024	20,607	29,550
Income from continuing operations	9,964	10,929	11,168	16,382	12,470	13,519	13,255	19,730
Net income	$9,964	$10,929	$11,168	$16,382	$12,470	$13,519	$13,255	$19,730
Earnings per common share from continuing operations:								
Basic	$0.14	$0.16	$0.16	$0.24	$0.18	$0.19	$0.19	$0.28
Diluted	$0.14	$0.16	$0.16	$0.23	$0.18	$0.19	$0.19	$0.28
Net earnings per share:								
Basic	$0.14	$0.16	$0.16	$0.24	$0.18	$0.19	$0.19	$0.28
Diluted	$0.14	$0.16	$0.16	$0.23	$0.18	$0.19	$0.19	$0.28
Shares outstanding:								
Basic	68,403	68,506	68,995	69,325	69,558	69,888	70,043	70,278
Diluted	69,183	69,499	70,369	70,780	70,925	71,275	71,217	71,362
Percent of net sales:								
Net sales:								
99¢ Only Stores	88.2%	89.8%	90.8%	91.7%	91.7%	92.6%	93.1%	94.2%
Bargain Wholesale	11.8	10.2	9.2	8.3	8.3	7.4	6.9	5.8
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Gross profit	38.5	39.0	39.1	40.7	39.4	40.2	39.9	40.8
Operating income	11.7	12.1	11.7	15.1	11.8	12.5	12.0	14.0
Income from continuing operations	8.0%	8.0%	7.8%	9.5%	7.6%	8.1%	7.7%	9.4%

New Authoritative Pronouncements

In June 2001, the FASB approved two final statements: SFAS No. 141, "Business Combinations," which provides guidance on the accounting for business combinations and was effective July 1, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets," which defines when and how goodwill and other intangible assets are amortized and was effective as of January 1, 2002. These statements did not have an impact on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 did not have an impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). This statement addresses financial accounting and reporting for long-lived assets and retains requirements to recognize an impairment loss if the carrying value is not recoverable from its undiscounted cash flows and to measure an impairment loss as the difference between the carrying value and the fair value of the asset. SFAS 144 was effective for the financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of SFAS 144 did not have an impact on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). This statement requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit or disposal activities initiated after December 31, 2002 and is not expected to materially impact the Company.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability at the inception of a guarantee equal to the fair value of the obligation undertaken and elaborates on the disclosures to be made by the guarantor. The disclosure requirements of FIN 45 are required for the fiscal year ended December 31, 2002. The recognition and measurement provisions of FIN 45 are effective, on a prospective basis, for guarantees issued by the Company beginning in fiscal 2003. The adoption of FIN 45 is not expected to have a material impact on the Company's financial position or results of operations.

In December, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" (SFAS 148) - an amendment of SFAS 123 "Accounting for Stock–Based Compensation". The standard is intended to encourage the adoption of the accounting provisions of SFAS 123. It is also intended to address constituent concerns about the so-called "ramp-up effect" on net income that resulted from the application of the transition guidance originally required by SFAS 123. The transition and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. Under the provisions of SFAS 148, companies that choose to adopt the accounting provisions of SFAS 123 will be permitted to select from three transition methods. The Company continues to recognize stock based employee compensation under APB Opinion No. 25.

RISK FACTORS

Inflation may affect our ability to sell merchandise at the 99¢ price point

The Company's ability to provide quality merchandise at the 99¢ price point is subject to certain economic factors, which are beyond the Company's control, including inflation. Inflation could have a material adverse effect on the Company's business and results of operations, especially given the constraints on the Company to pass on any incremental costs due to price increases or other factors. The Company believes that it will be able to respond to ordinary price increases resulting from inflationary pressures by adjusting the number of items sold at the single price point (e.g., two items for 99¢ instead of three items for 99¢) and by changing its selection of merchandise. Nevertheless, a sustained trend of significantly increased inflationary pressure could require the Company to abandon its single price point of 99¢ per item, which could have a material adverse effect on the Company's business and results of operations. See also "We are vulnerable to uncertain economic factors and changes in the minimum wage" for a discussion of additional risks attendant to inflationary conditions.

We depend on new store openings for future growth

Our operating results depend largely on our ability to open and operate new stores successfully and to manage a larger business profitably. In 2000, 2001 and 2002, we opened 20, 26 and 28 99¢ Only Stores, respectively (20, 25 and 28 stores respectively, net of relocated stores). As of March 28, 2003, we opened three stores and expect to open 35 additional stores during the remainder of 2003 to meet a growth rate of 25%. We also plan to grow retail square footage at a rate of approximately 25% per year. Our strategy depends on many factors, including our ability to identify suitable markets and sites for our new stores, negotiate leases with acceptable terms, refurbish stores, upgrade our financial and management information systems and controls and manage our operating expenses. In addition, we must be able to continue to hire, train, motivate and retain competent managers and store personnel. Many of these factors are beyond our control. As a result, we cannot assure you that we will be able to achieve our expansion goals. Any failure by us to achieve our expansion goals on a timely basis, obtain acceptance in markets in which we currently have limited or no presence, attract and retain management and other qualified personnel, appropriately upgrade our financial and management information systems and control or manage operating expenses could adversely affect our future operating results and our ability to execute our business strategy.

We also cannot assure you that we will improve our results of operations when we open new stores. A variety of factors, including store location, store size, rental terms, the level of store sales and the level of initial advertising influence if and when a store becomes profitable. Assuming that our planned expansion occurs as anticipated, our store base will include a relatively high proportion of stores with relatively short operating histories. We cannot assure you that our new stores will achieve the sales per saleable square foot and store-level operating margins currently achieved at our existing stores. If our new stores on average fail to achieve these results, our planned expansion could produce a decrease in our overall sales per saleable square foot and store-level operating margins. Increases in the level of advertising and pre-opening expenses associated with the opening of new stores could also contribute to a decrease in our operating margins. Finally, the opening of new stores in existing markets has in the past and may in the future reduce retail sales of existing stores in those markets, negatively affecting comparable store sales.

Our operations are concentrated in California

Currently, all but 20 of our 99¢ Only Stores are located in California. The Company operates nine stores in Las Vegas, Nevada and 11 stores in Arizona. The Company expects that it will continue to open additional stores in California, as well as in Nevada, Arizona and Texas.

Accordingly, our results of operations and financial condition largely depend upon trends in the California economy. If retail spending declines due to economic slow-down or recession in California, we cannot assure you that our operations will not be negatively impacted.

In addition, California historically has been vulnerable to certain natural disasters and other risks, such as earthquakes, fires, floods and civil disturbance. At times, these events have disrupted the local economy. These events could also pose physical risks to our properties.

We could experience disruptions in receiving and distribution

Our success depends upon whether our receiving and shipment schedules are organized and well managed. As we continue to grow, we may face unexpected demands onour warehouse operations, as well as unexpected demands on our transportation network, which could cause delays in delivery of merchandise to or from our warehouses to our stores. A fire, earthquake or other disaster at our warehouses could hurt our business, financial condition and results of operations, particularly because much of our merchandise consists of closeouts and other irreplaceable products. Although we maintain standard property and business interruption insurance, we do not have earthquake insurance on our properties. Although we try to limit our risk of exposure to potential product liability claims, we do not know if the limitations in our agreements are enforceable. We maintain insurance covering damage from use of our products. If any product liability claim is successful and large enough, our business could suffer.

We depend upon our relationships with our suppliers and the availability of close-out and special-situation merchandise

Our success depends in large part on our ability to locate and purchase quality close-out and special-situation merchandise at attractive prices. This helps us maintain a mix of name-brand and other merchandise at the 99¢ price point. We cannot be certain that such merchandise will continue to be available in the future. Further, we may not be able to find and purchase merchandise in quantities necessary to accommodate our growth. Additionally, our suppliers sometimes restrict the advertising, promotion and method of distribution of their merchandise. These restrictions in turn may make it more difficult for us to quickly sell these items from our inventory. Although we believe our relationships with our suppliers are good, we do not have long-term agreements with any supplier. As a result, we must continuously seek out buying opportunities from our existing suppliers and from new sources. We compete for these opportunities with other wholesalers and retailers, discount and deep-discount chains, mass merchandisers, food markets, drug chains, club stores and various privately-held companies and individuals. Although we do not depend on any single supplier or group of suppliers and believe we can successfully compete in seeking out new suppliers, a disruption in the availability of merchandise at attractive prices could impair our business.

We purchase in large volumes and our inventory is highly concentrated

To obtain inventory at attractive prices, we take advantage of large volume purchases, close-outs and other special situations. As a result, our inventory levels are generally higher than other discount retailers. At December 31, 2000, 2001 and 2002, we recorded net inventory of $63.7 million, $66.5 million and $83.2 million respectively. We periodically review the net realizable value of our inventory and make adjustments to its carrying value when appropriate. The current carrying value of our inventory reflects our belief that we will realize the net values recorded on our balance sheet. However, we may not be able to do so. If we sell large portions of our inventory at amounts less than their carrying value or if we write down a significant part of our inventory, our cost of sales, gross profit, operating income and net income could suffer greatly during the period in which such event or events occur.

We face strong competition

We compete in both the acquisition of inventory and sale of merchandise with other wholesalers, discount and deep-discount stores, single price point merchandisers, mass merchandisers, food markets, drug chains, club stores and other retailers. Our industry competitors also include many privately held companies and individuals. At times, these competitors are also customers of our Bargain Wholesale division. In the future, new companies may also enter the deep-discount retail industry. Additionally, we currently face increasing competition for the purchase of quality close-out and other special-situation merchandise. Some of our competitors have substantially greater financial resources and buying power than us. Our capability to compete will depend on many factors including our ability to successfully purchase and resell merchandise at lower prices than our competitors. We cannot assure you that we will be able to compete successfully against our current and future competitors.

We are vulnerable to uncertain economic factors, changes in the minimum wage and workers' compensation

Our ability to provide quality merchandise at our 99¢ price point could be hindered by certain economic factors beyond our control, including but not limited to:

- increases in inflation;
- increases in operating costs;
- increases in employee health care costs;
- increases in workers' compensation benefits;
- increases in prevailing wage levels; and
- decreases in consumer confidence levels.

In January 2001, California enacted a minimum wage increase of $0.50 per hour with an additional $0.50 increase required in January 2002. In 2001 and 2002, annual payroll expenses as a percentage of sales increased less than 1.0%. Because we provide consumers with merchandise at a 99¢ fixed price point, we typically cannot pass on cost increases to our customers.

We face risks associated with international sales and purchases

Although international sales historically have not been important to our overall net sales, they have contributed to historical growth in Bargain Wholesale's net sales. In addition, some of the inventory we purchase is manufactured outside the United States. There are many risks associated with doing business internationally. Our international transactions may be subject to risks such as:

- political instability;

- currency fluctuations;

- exchange rate controls;

- changes in import and export regulations; and

- changes in tariff and freight rates.

The United States and other countries have also proposedvarious forms of protectionist trade legislation. Any resulting changes in current tariff structures or other trade policies could lead to fewer purchases of our products and could adversely affect our international operations.

We could encounter risks related to transactions with our affiliates

We currently lease 12 of our 99¢ Only Stores and a parking lot for one of these stores from certain members of the Gold family and their affiliates. Our annual rental expense for these facilities totaled approximately $1.9, $1.9 and $2.2 million in each of 2000, 2001 and 2002. In addition, one of our directors, Ben Schwartz, is a trustee of a trust that owns a property on which a single 99¢ Only Store is located. We believe that our lease terms are just as favorable to us as they would be for an unrelated party. Under our current policy, we enter into real estate transactions with our affiliates only for the renewal or modification of existing leases and on occasions where we determine that such transactions are in our best interests. Moreover, the independent members of our Board of Directors must unanimously approve all real estate transactions between the Company and our affiliates. They must also determine that such transactions are equivalent to a negotiated arm's-length transaction with a third party. We cannot guarantee that we will reach agreements with the Gold family on renewal terms for the properties we currently lease from them. Also, even if we agree to such terms, we cannot be certain that our independent directors will approve them. If we fail to renew one of these leases, we could be forced to relocate or close the leased store. Any relocations or closures we experience will be costly and could adversely affect our business.

We rely heavily on our management team

Our success depends substantially on David Gold and Eric Schiffer, our Chief Executive Officer and President, respectively. We also rely on the continued service of our executive officers and other key management. We have not entered into employment agreements with any of our executive officers and we do not maintain key person life insurance on them. As we continue to grow, our success will depend on our ability to identify, attract, hire, train, retain and motivate other highly skilled management personnel. Competition for such personnel is intense, and we may not be able to successfully attract, assimilate or retain sufficiently qualified candidates.

Our operating results may fluctuate and may be affected by seasonal buying patterns

Historically, our highest net sales and operating income have occurred during the fourth quarter, which includes the Christmas and Halloween selling seasons. During 2001 and 2002, we generated approximately 29.9% and 29.5%, respectively, of our net sales and approximately 35.3% and 32.7%, respectively, of our operating income during the fourth quarter. If for any reason the Company's net sales were to fall below norms during the fourth quarter it could have an adverse impact on our profitability and impair our results of operations for the entire year. Adverse weather conditions or other disruptions during the peak holiday season could also affect our net sales and profitability for the year.

In addition to seasonality, many other factors may cause our results of operations to vary significantly from quarter to quarter. Some of these factors are beyond our control. These factors include:

- the number of new stores and timing of new store openings;
- the level of advertising and pre-opening expenses associated with new stores;
- the integration of new stores into our operations;
- general economic health of the deep-discount retail industry;
- changes in the mix of products sold;
- unexpected increases in shipping costs;
- ability to successfully manage our inventory levels;
- changes in our personnel;
- fluctuations in the amount of consumer spending;
- the amount and timing of operating costs and capital expenditures relating to the growth of our business.

We are subject to environmental regulations

Under various federal, state and local environmental laws and regulations, current or previous owners or occupants of property may become liable for the costs of removing any hazardous substances found on the property. These laws and regulations often impose liability without regard to fault. As of December 31, 2002, we leased all but 23 of our stores. We own our main warehouse and distribution facility (where our executive offices are located). However, in the future we may be required to incur substantial costs for preventive or remedial measures associated with the presence of hazardous materials. In addition, we operate one underground diesel storage tank and one above-ground propane storage tank at our warehouse. Although we have not been notified of, and are not aware of, any current environmental liability, claim or non-compliance, we could incur costs in the future related to our leased properties and our storage tanks. In the ordinary course of our business, we sometimes handle or dispose of commonplace household products that are classified as hazardous materials under various environmental laws and regulations. We have adopted policies regarding the handling and disposal of these products, and we train our employees on how to handle and dispose of them. We cannot assure you that our policies and training will successfully help us avoid potential violations of these environmental laws and regulations in the future.

Anti-takeover effect; Concentration of ownership by our existing officers and principal stockholders

In addition to some governing provisions in our Articles of Incorporation and Bylaws, we are also subject to certain California laws and regulations which could delay, discourage or prevent others from initiating a potential merger, takeover or other change in our control, even if such actions would benefit our shareholders and us. Moreover David Gold, our Chairman and Chief Executive Officer, and members of his immediate family and certain of their affiliates beneficially own as of December 31, 2002, 22,736,242 or 31.9% of shares outstanding. As a result, they have the ability to influence all matters requiring the vote of our shareholders, including the election of our directors and most of our corporate actions. They can also control our policies and potentially prevent a change in our control. This could adversely affect the voting and other rights of our other shareholders and could depress the market price of our common stock.

Our stock price could fluctuate widely

The market price of our common stock has risen substantially since our initial public offering on May 23, 1996. Trading prices for our common stock could fluctuate significantly due to many factors, including:

- the depth of the market for our common stock;
- changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;
- variations in our operating results;
- conditions or trends in our industry or in the industries of any of our significant clients;
- the conditions of the market generally;
- additions or departures of key personnel; and
- future sales of our common stock.

Risks could arise due to our use of Arthur Andersen LLP as our independent auditors

You may have no effective remedy against Arthur Andersen LLP, which audited our financial statements included in this report for the years ended December 31, 2000 and 2001, in connection with a material misstatement or omission in these financial statements, or in connection with any other claim arising from its provision of auditing and other services to us. On June 15, 2002, Arthur Andersen was convicted of obstructing justice in connection with investigations of their former client Enron Corp. Arthur Andersen ceased practicing befor the Securities and Exchange Commission (SEC) effective August 31, 2002. Our inability to include in future registration statements or reports financial statements for one or more years audited by Arthur Andersen LLP or to obtain Arthur Andersen LLP's consent to the inclusion of their report on our 2000 and 2001 financial statements may impede our access to the capital markets. Should we seek to access the public capital markets, (SEC) rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. Until our audited financial statements for the fiscal year ending December 31, 2004 become available, the SEC's current rules would require us to present audited financial statements for one or more fiscal years audited by Arthur Andersen LLP. Prior to that time the SEC may cease accepting financial statements audited by Arthur Andersen LLP, in which case we would be unable to access the public capital markets unless PricewaterhouseCoopers LLP, our current independent accounting firm, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Andersen LLP. In addition, as a result of the departure of our former engagement team leaders, Arthur Andersen LLP is no longer in a position to consent to the inclusion or incorporation by reference in any prospectus of their report on our audited financial statements for the years ended December 31, 2000 and December 31, 2001, and investors in any subsequent offerings for which we use their audit report will not be entitled to recovery against them under Section 11 of the Securities Act of 1933 for any material misstatements or omissions in those financial statements. Consequently, our financing costs may increase or we may miss attractive market opportunities if either our annual financial statements for 2000 and 2001 audited by Arthur Andersen LLP should cease to satisfy the SEC's requirements or those statements are used in a prospectus but investors are not entitled to recovery against our auditors for material misstatements or omissions in them.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to interest rate risk for its investments in marketable securities. At December 31, 2002, the Company had $184.1 million in marketable securities maturing at various dates through February 2004. The Company's investments are comprised primarily of investment grade federal and municipal bonds and commercial paper. The Company generally holds investments until maturity, and therefore should not bear any interest risk due to early disposition. We do not enter into any derivative or interest rate hedging transactions. Any premium or discount recognized upon the purchase of an investment is amortized over the term of the investment. At December 31, 2002, the fair value of investments approximated the carrying value.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

99¢ Only Stores

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Board of Directors and Shareholders of 99¢ Only Stores:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of 99¢ Only Stores at December 31, 2002 and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of 99¢ Only Stores as of December 31, 2001 and for the years ended December 31, 2000 and 2001, were audited by other independent accounts who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 20, 2002.

PricewaterhouseCoopers LLP
Los Angeles, California
February 3, 2003

REPORT OF FORMER INDEPENDENT PUBLIC ACCOUNTANTS

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP (ANDERSEN). THIS REPORT HAS NOT BEEN REISSUED BY ANDERSEN AND ANDERSEN DID NOT CONSENT TO THE INCORPORATION BY REFERENCE OF THIS REPORT (AS INCLUDED IN THIS FORM 10-K) INTO ANY OF THE COMPANY'S REGISTRATION STATEMENTS.

To the Shareholders and Board of Directors of 99¢ Only Stores:

We have audited the accompanying balance sheets of 99¢ Only Stores (a California Corporation) as of December 31, 2000 and 2001 and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 99¢ Only Stores as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Los Angeles, California
February 20, 2002
(Except for the matters discussed
in Note 13, as to which date is
March 9, 2002)

99¢ Only Stores
BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2002

(Amounts In Thousands, Except Share Data)

ASSETS

	2001	2002
CURRENT ASSETS:		
Cash	$232	$7,985
Short-term investments	147,566	146,857
Accounts receivable, net of allowance for doubtful accounts of $165 and $149 as of December 31, 2001 and 2002, respectively	3,523	2,753
Due from shareholder	-	1,232
Income tax receivable	1,384	-
Inventories	66,528	83,176
Other	3,886	2,869
Total current assets	223,119	244,872
PROPERTY AND EQUIPMENT, at cost:		
Land	20,715	26,779
Building and improvements	24,007	29,216
Leasehold improvements	50,602	70,887
Fixtures and equipment	28,421	42,018
Transportation equipment	2,836	3,045
Construction in progress	17,856	14,105
Total properties, fixtures and equipment	144,437	186,050
Accumulated depreciation and amortization	(40,798)	(58,490)
Total net properties	103,639	127,560
OTHER ASSETS:		
Deferred income taxes	15,688	19,078
Long term investments in marketable securities	533	37,223
Deposits	296	446
Long term investments in partnerships	4,702	4,565
Other assets	4,181	6,166
Total other assets	25,400	67,478
TOTAL ASSETS	$352,158	$439,910

The accompanying notes are an integral part of these financial statements.

99¢ Only Stores
BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2002

(Amounts In Thousands, Except Share Data)

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2002
CURRENT LIABILITIES:		
Current portion of capital lease obligation	$40	$40
Accounts payable	15,244	16,946
Accrued expenses:		
Payroll and payroll-related	2,771	3,652
Sales tax	3,011	4,329
Other	562	2,176
Due to shareholder	1,655	-
Worker's compensation	5,534	7,725
Income taxes payable	-	3,518
Total current liabilities	28,817	38,386
LONG-TERM LIABILITIES:		
Deferred rent	2,061	2,210
Deferred compensation liability	-	1,102
Capital lease obligation, net of current portion	1,637	1,597
Total non-current liabilities	3,698	4,909
COMMITMENTS AND CONTINGENCIES: (Note 8)	-	-
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value		
Authorized-1,000,000 shares		
Issued and outstanding-none	-	-
Common stock, no par value		
Authorized-100,000,000 shares		
Issued and outstanding 69,506,103 at December 31, 2001 and 70,369,178 at December 31, 2002	156,154	174,152
Retained earnings	163,489	222,463
Total shareholders' equity	319,643	396,615
Total liabilities and shareholders' equity	$352,158	$439,910

The accompanying notes are an integral part of these financial statements.

99¢ Only Stores
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Amounts In Thousands, Except Per Share Data)

	2000	2001	2002
NET SALES:			
99¢ Only Stores	$402,071	$522,019	$663,983
Bargain Wholesale	49,876	56,250	49,959
Total sales	451,947	578,269	713,942
COST OF SALES	275,395	350,421	427,356
Gross profit	176,552	227,848	286,586
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:			
Operating expenses	107,981	141,544	178,374
Depreciation and amortization	8,666	12,354	17,711
Total SG&A	116,647	153,898	196,085
Operating income	59,905	73,950	90,501
OTHER (INCOME) EXPENSE:			
Interest income	(3,969)	(4,583)	(3,535)
Interest expense	712	92	128
Other	(360)	(1,440)	(1,440)
Total other (income)	(3,617)	(5,931)	(4,847)
Income from continuing operations before income taxes	63,522	79,881	95,348
Provision for income taxes	24,664	31,438	36,374
Income from continuing operations	38,858	48,443	58,974
Loss from discontinued operations net of income tax benefit of $700	(1,050)	-	-
NET INCOME	$37,808	$48,443	$58,974
EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS:			
Basic	$0.58	$0.70	$0.84
Diluted	$0.56	$0.69	$0.83
LOSS PER COMMON SHARE FROM DISCONTINUED OPERATIONS:			
Basic	($0.02)	-	-
Diluted	($0.01)	-	-
NET EARNINGS PER COMMON SHARE:			
Basic	$0.56	$0.70	$0.84
Diluted	$0.55	$0.69	$0.83
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:			
Basic	67,650	68,815	69,938
Diluted	68,945	70,009	71,181

99¢ Only Stores
STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Amounts in Thousands)

	Common Stock		Retained
	Shares	Amount	Earnings
BALANCE, December 31, 1999	66,834	$116,775	$78,765
Net income	-	-	37,808
Tax benefit from exercise of stock options	-	8,223	-
Proceeds from exercise of stock options	1,684	12,961	-
Compensation expense in connection with cash-less exercise	19	528	-
Shares repurchased under stock buyback program	(129)	-	(1,527)
BALANCE, December 31, 2000	68,408	$138,487	$115,046
Net income	-	-	48,443
Tax benefit from exercise of stock options	-	6,205	-
Proceeds from exercise of stock options	1,098	11,462	-
BALANCE, December 31, 2001	69,506	$156,154	$163,489
Net income	-	-	58,974
Tax benefit from exercise of stock options	-	5,053	-
Proceeds from exercise of stock options	863	12,945	-
BALANCE, December 31, 2002	70,369	$174,152	$222,463

The accompanying notes are an integral part of these financial statements.

99¢Only Stores
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Amounts in Thousands)

	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$37,808	48,443	58,974
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss from discontinued operations	1,050	-	-
Depreciation and amortization	8,666	12,354	17,711
Compensation expense for cash-less exercise of stock options	528	-	-
Tax benefit from exercise of non qualified employee stock options	8,223	6,205	5,053
Benefit from deferred income taxes	(1,523)	(2,847)	(3,390)
Changes in asset and liabilities associated with operating activities:			
Accounts receivable	(213)	46	770
Inventories	(9,761)	(2,835)	(16,648)
Other assets	(1,525)	74	134
Deposits	(94)	12	(150)
Due to shareholders	-	1,655	(2,887)
Accounts payable	3,612	2,622	3,538
Accrued expenses	855	672	1,977
Accrued workers' compensation	669	2,770	2,191
Income taxes	5,226	(1,936)	4,901
Deferred rent	190	(81)	149
Accrued interest	(3,350)	-	-
Net cash provided by operating activities	50,361	67,154	72,323
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(26,646)	(46,888)	(41,631)
Purchases of short-term investments	(52,726)	(35,802)	(35,981)
Investments in partnerships	-	(4,702)	137
Repurchase of company stock	(1,527)	-	-
Net sales of discontinued operations	(8,031)	-	-
Proceeds from sale of Universal International, Inc.	33,909	-	-
Net cash used in investing activities	(55,021)	(87,392)	(77,475)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments of capital lease obligation	(7,251)	(26)	(40)
Proceeds from exercise of stock options	12,961	11,462	12,945
Net cash provided by financing activities	5,710	11,436	12,905
NET INCREASE (DECREASE) IN CASH	1,050	(8,802)	7,753
CASH, beginning of year	7,984	9,034	232
CASH, end of year	$9,034	$232	$7,985
NON CASH INVESTING AND FINANCING ACTIVITIES			
Asset acquired under capital lease	$ -	$1,703	$ -

The accompanying notes are an integral part of these financial statements.

99¢ Only Stores
NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. Line of Business

99¢ Only Stores (the Company) is incorporated in the State of California. The Company retails various consumable products through its 123 and 151 stores at December 31, 2001 and 2002, respectively. The Company is also a wholesale distributor of various consumable products.

2. Concentration of Operations in California

All but 20 of our 99¢ Only Stores are located in California. The Company operates nine stores in Las Vegas, Nevada and 11 stores in Arizona. The Company expects that it will continue to open additional stores in California as well as in Nevada and Arizona. The Company also expects that it will open stores in Texas in 2003.

3. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Statements of Cash Flows classify changes in cash and cash equivalents (short term, highly liquid investments readily convertible into cash with an original maturity at date of purchase of three months or less) according to operating, investing or financing activities. At times, cash balances held at financial institutions are in excess of federally insured limits. The Company places its temporary cash investments with high credit, quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company believes no significant concentration of credit risk exists with respect to these cash statements.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include self-insured workers' compensation reserves.

Inventories

Inventories are priced at the lower of cost (first in, first out) or market. Valuation allowances are recorded to properly state inventory at the lower of cost or market.

Depreciation and Amortization

Property and equipment are amortized and depreciated on a straight-line basis over the following useful lives of the assets:

Building and improvements	27.5 – 30 years
Leasehold improvements.......................................	Lesser of 5 years or remaining lease term
Fixtures and equipment...	5 years
Transportation equipment......................................	3 years

The Company follows the policy of capitalizing expenditures that materially increase asset lives and charging ordinary repairs and maintenance to operations as incurred.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes indicate that the carrying amount of an asset or group of assets may not be recoverable. In evaluating whether an asset has been impaired, the Company compares the anticipated undiscounted future cash flows to be generated by the asset to the asset's carrying value. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. No impairment losses were recorded during the three years ended December 31, 2002.

Lease Acquisition Costs

The Company follows the policy of capitalizing expenditures that relate to the acquisition and signing of its retail store leases. These costs are amortized on a straight line basis over the initial term of the lease.

Earnings per share

"Basic" earnings per share is computed by dividing net income by the weighted average number of shares outstanding for the year. "Diluted" earnings per share is computed by dividing net income by the total of the weighted average number of shares outstanding plus the dilutive effect of outstanding stock options (applying the treasury stock method).

A reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding for each of the three years in the period ended December 31, 2002 follows:

	Years Ended December 31, (Amounts in thousands)		
	2000	2001	2002
Weighted average number of common shares Outstanding-Basic	67,650	68,815	69,938
Dilutive effect of outstanding stock options	1,295	1,194	1,243
Weighted average number of common shares outstanding-Diluted	68,945	70,009	71,181

The Company has elected to continue to measure compensation costs associated with its stock option plan under APB 25, "Accounting for Stock Issued to Employees" and accordingly, under SFAS No. 123, had the Company applied the fair value based method of accounting, which is not required, to all grants of stock options, under SFAS No. 123, the Company would have recorded additional compensation expense and pro forma net income and earnings per share amounts as follows for the years ended December 31, 2000, 2001 and 2002 (amounts in thousands, except for per share data):

	December 31, (Amounts in thousands, except for per share data)		
	2000	2001	2002
Net income, as reported	$37,808	$48,443	$58,974
Additional compensation expense	11,888	9,818	177
Pro forma net income	$25,920	$38,625	$58,797
Earnings per share:			
Basic-as reported	$0.56	$0.70	$0.84
Basic-pro forma	$0.38	$0.56	$0.84
Diluted-as reported	$0.55	$0.69	$0.83
Diluted-pro forma	$0.38	$0.55	$0.83

These pro forma amounts were determined by estimating the fair value of each option on its grant date using the Black-Scholes option-pricing model with the following assumptions:

	December 31,		
	2000	2001	2002
Risk free interest rate	5.70%	5.44%	1.90%
Expected life	10 years	10 Years	10 Years
Expected stock price volatility	54%	49%	51%
Expected dividend yield	None	None	None

Deferred Rent

Certain of the Company's operating leases for its retail locations include scheduled increasing monthly payments. In accordance with generally accepted accounting principles, the Company has accounted for the leases to provide straight-line charges to operations over the lives of the leases.

Revenue Recognition

Revenue is recognized at the point of sale for retail sales and at the time of shipment for wholesale sales.

Pre-Opening Costs

The Company expenses, as incurred, all pre-opening costs related to the opening of new retail stores.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $2.7 million, $3.4 million and $3.1 million for 2000, 2001 and 2002, respectively.

Statements of Cash Flows

Cash payments for income taxes were $12,474,000, $25,260,000 and $29,852,000 in 2000, 2001 and 2002, respectively. Interest payments totaled approximately $31,000, $92,000 and $128,000 for the years December 31, 2000, 2001 and 2002, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, short-term and long-term investments, short-term trade receivables and payables. The carrying value for all such instruments approximate fair value at December 31, 2001 and 2002.

New Authoritative Pronouncements

In June 2001, the Financial Accounting Standards Board approved two final statements: SFAS No. 141, "Business Combinations," which provides guidance on the accounting for business combinations and was effective July 1, 2001 and SFAS No. 142, "Goodwill and Other Intangible Assets," which defines when and how goodwill and other intangible assets are amortized and was effective as of January 1, 2002. These statements did not have an impact on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 did not have an impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). This statement addresses financial accounting and reporting for long-lived assets and retains requirements to recognize an impairment loss if the carrying value is not recoverable from its undiscounted cash flows and to measure an impairment loss as the difference between the carryingvalue and the fair value of the asset. SFAS 144 was effective for the financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of SFAS 144 did not have an impact on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). This statement requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit or disposal activities initiated after December 31, 2002 and is not expected to materially impact the Company.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability at the inception of a guarantee equal to the fair value of the obligation undertaken and elaborates on the disclosures to be made by the guarantor. The disclosure requirements of FIN 45 are required for the fiscal year ended December 31, 2002. The recognition and measurement provisions of FIN 45 are effective, on a prospective basis, for guarantees issued by the Company beginning in fiscal 2003. The adoption of FIN 45 is not expected to have a material impact on the Company's financial position or results of operations.

In December, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" (SFAS 148) - an amendment of SFAS 123 "Accounting for Stock –Based Compensation". The standard is intended to encourage the adoption of the accounting provisions of SFAS 123. It is also intended to address constituent concerns about the so-called "ramp-up effect" on net income that resulted from the application of the transition guidance originally required by SFAS 123. The transition and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. Under the provisions of SFAS 148, companies that choose to adopt the accounting provisions of SFAS 123 will be permitted to select from three transition methods. The Company continues to recognize stock based employee compensation under APB Opinion No. 25.

4. Investments

Investments in debt and equity securities are recorded as required by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as trading securities. The Company's investments are comprised primarily of investment grade federal and municipal bonds and commercial paper. As of December 31, 2001 and 2002, the fair value of investments approximated the carrying values and were invested as follows:

	Years Ended December 31, (Amounts in thousands)					
	2001	**Maturity Within 1 year**	**1 year or more**	**2002**	**Maturity Within 1 year**	**1 year or more**
Municipal bonds	$113,075	$112,542	$533	$119,798	$99,180	$20,618
Corporate securities	981	981	-	40,373	40,373	-
Commercial paper	34,043	34,043	-	23,909	7,304	16,605
	$148,099	$147,566	$533	$184,080	$146,857	$37,223

5. Purchase of Facilities

In December 2000, the Company exercised its option to purchase its main warehouse, distribution and corporate office facility (approximately 880,000 square feet) for $10.5 million. Included in property and equipment is approximately $13.7 million of land and building, at cost, related to this property. On February 4, 2003 the Company announced the purchase of a 741,000 square foot distribution center in Houston, to service its planned store expansion in Texas in 2003 and beyond. The facility was acquired for $23 million in cash and contains built in refrigerated and frozen storage space.

6. Income Tax Provision

The provisions for income taxes from continuing operations for the three years ended December 31, 2002 are as follows:

	Years Ended December 31, (Amounts in thousands)		
	2000	2001	2002
Current:			
Federal	$20,917	$29,340	$32,237
State	5,270	7,558	7,527
	26,187	36,898	39,764
Deferred	(1,523)	(5,460)	(3,390)
Provision for income tax	$24,664	$31,438	$36,374

Differences between the provisions for income taxes and income taxes at the statutory federal income tax rate for the three years ended December 31, 2002 are as follows:

	Year Ended December 31, (Amounts in thousands)					
	2000		2001		2002	
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax at statutory federal rate	$22,232	35.0%	$27,959	35.0%	$33,372	35.0%
State income taxes, net of federal income tax effect	3,386	5.3	4,258	5.3	5,206	5.5
Effect of permanent differences	(291)	(0.5)	(404)	(0.5)	(631)	(0.7)
Other, including valuation allowance	-	-	-	-	(1,200)	(1.2)
Welfare to work, LARZ and other job credits	(663)	(1.0)	(375)	(0.4)	(373)	(0.4)
	$24,664	38.8%	$31,438	39.4%	$36,374	38.2%

A detail of the Company's deferred tax assets as of December 31, 2001 and 2002 is as follows:

	Year Ended December 31, (Amounts in thousands)	
	2001	2002
Inventory	$494	$617
Uniform inventory capitalization	1,771	3,042
Depreciation	6,141	6,633
Liability for claims	112	121
Workers' compensation	2,231	3,353
Deferred rent	831	959
State taxes	2,575	2,688
Other, net	(2,109)	(2,190)
Net operating loss carryforwards	8,182	7,755
	$20,228	$22,978
Valuation allowance	(4,540)	(3,900)
	$15,688	$19,078

In connection with the acquisition and subsequent sale of Universal and Odd's -N-End's, the Company has remaining federal net operating loss carryforwards of approximately $22.2 million which it can use to offset future taxable income. Future use of these loss carryforwards may be limited and expire at various dates through 2017. Due to the uncertainty of the future use of such loss carryforwards, the Company has recorded a valuation allowance equal to the tax effect of the loss carryforward that may not be realizable.

7. Related-Party Transactions

The Company leases certain retail facilities from its principal shareholders. Rental expense for these facilities was approximately $1.9 million, $1.9 million and $2.2 million in 2000, 2001 and 2002, respectively. In addition, one of the Company's outside director is a trustee of a trust that owns a property on which a single 99¢ Only Stores is located.

Effective September 30, 2000, the Company sold its discontinued operation, Universal International, Inc. to a Company owned 100% by Dave and Sherry Gold, both significant shareholders of 99¢ Only Stores (see note 12). Mr. Gold is also an executive officer and director. In connection with this sale a service agreement was signed between Universal and the Company. During fiscal year 2000, the Company recorded an additional net loss from discontinued operations of $1.1 million, net of a tax benefit of $0.7 million, for operating losses incurred through the date of sale, in excess of the amounts originally provided in 1999. In the fourth quarter of 2000, the Company received $1.3 million in management fees under the service agreement with Universal. The Company also received $0.4 million in lease payments for rental of a distribution facility to Universal. During 2001, the Company received $3.7 million in fees under the service agreement, $1.4 million in lease payments and sold $4.7 million in merchandise to Universal at a 10% mark-up. In 2002 the Company received $1.5 million in management fees under the service agreement and $1.4 million in lease payments. It also purchased $0.4 million of closeout inventory from Universal. Resolution of Universal post closing business issues has required the extension of the service agreement and lease arrangement with 99¢ Only Stores to a date ending some time in 2003.

8. Commitments and Contingencies

Credit Facility

The Company does not maintain any credit facilities with any bank.

Lease Commitments

The Company leases various facilities under operating leases except for two, which were classified as capital leases, expiring at various dates through 2017. Some of the lease agreements contain renewal options and/or provide for scheduled increases or increases based on the Consumer Price Index. Total minimum lease payments under each of these lease agreements, including scheduled increases, are charged to operations on a straight-line basis over the life of each respective lease. Certain leases require the payment of property taxes, maintenance and insurance. Rental expense charged to operations in 2000, 2001 and 2002 was approximately $15.6 million, $19.4 million and $24.9 million, respectively. As of December 31, 2002, the minimum annual rentals payable under all non-cancelable operating leases were as follows: (Amounts in thousands):

Year ending December 31:	Operating leases	Capital leases
2003	$21,829	$169
2004	20,714	169
2005	18,207	169
2006	15,432	169
2007	11,650	169
Thereafter	38,611	1,525
Future minimum lease payments	$126,443	$2,370
Less amount representing interest		(733)
Present value of future lease payments		$1,637

Workers' Compensation

Effective August 11, 1993, the Company became self-insured as to workers' compensation claims. The Company provides for losses of estimated known and incurred but not reported insurance claims. Known claims are estimated and accrued when reported. At December 31, 2001 and 2002, the Company had accrued approximately $5.5 million and $7.7 million, respectively, for estimated workers' compensation claims. The Company also maintains a $6.7 million security deposit, in the form of marketable securities held for the benefit of the California Department of Industrial Relations Self Insurance Plans.

Legal Matters

The Company is named as a defendant in various legal matters arising in the normal course of business. In management's opinion, none of these matters will have a material effect on either the Company's financial position or its results of operations.

9. Stock-Based Compensation Plans

The Company has one stock option plan (the 1996 Stock Option Plan). The plan is a fixed plan, which provides for the granting of non-qualified and incentive options to purchase up to 17,000,000 shares of common stock of which 6,199,566 are available for future option grants. Options may be granted to officers, employees, directors and consultants. Grants may be at fair market value at the date of grant or at a price determined by the compensation committee consisting of four outside members of the board of directors (the "Committee"). Options vest over a three-year period, one-third one year from the date of grant and one third per year thereafter. Options expire ten years from the date of grant. The Company accounts for its stock option plan under Accounting Principles Bulletin Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" under which no compensation cost has been recognized in fiscal 2000, 2001 and 2002. The following table summarizes stock options available for grant:

	Year Ended December 31,		
	2000	2001	2002
Beginning balance	4,469,005	3,478,532	2,463,061
Authorized	-	-	4,665,633
Granted	(1,654,804)	(1,178,491)	(1,030,521)
Cancelled	664,331	163,020	101,393
Available for future grant	3,478,532	2,463,061	6,199,566

A summary of the status of the Company's stock option plan at December 31, 2000, 2001 and 2002 and changes during the years then ended is presented in the table and narrative below:

	Year Ended December 31,					
	2000		2001		2002	
	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price
Outstanding at the beginning of the year	5,970,422	$10.68	5,277,176	$13.06	5,194,729	$15.00
Granted	1,654,805	17.00	1,178,491	20.40	1,030,521	29.60
Exercised	(1,683,720)	7.94	(1,097,918)	10.89	(863,075)	14.50
Cancelled	(664,331)	14.49	(163,020)	18.88	(101,393)	19.87
Outstanding at the end of the year	5,277,176	13.06	5,194,729	15.00	5,260,782	17.86
Exercisable at the end of the year	2,319,656	8.77	2,587,947	11.36	3,046,933	13.44
Weighted average fair value of options granted		$12.09		$13.80		$17.86

The following table summarized information about stock options outstanding at December 31, 2002:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$2.64-$5.50	725,381	4.0	$4.27	725,381	$4.27
$5.51-$8.70	1,635	4.6	6.82	1,635	6.82
$8.71-$15.75	581,901	5.3	11.41	570,359	11.38
$15.76-$22.50	2,936,713	7.4	18.42	1,749,245	17.92
$22.51-$31.00	1,015,152	9.3	29.66	313	24.81
	5,260,782	7.1	$17.86	3,046,933	$13.44

10. Operating Segments

The Company has two business segments, retail operations and wholesale distribution. The majority of the product offerings include recognized brand-name consumable merchandise, regularly available for reorder. Bargain Wholesale sells the same merchandise at prices generally below normal wholesale levels to local, regional and national distributors and exporters.

The accounting policies of the segments are the same as those described above in the summary of significant accounting policies. The Company evaluates segment performance based on the net sales and gross profit of each segment. Management does not track segment data or evaluate segment performance on additional financial information. As such, there are no separately identifiable segment assets or separately identifiable statements of income data (below gross profit) to be disclosed. The Company accounts for inter-segment transfers at cost through its inventory accounts.

The Company had no customers representing more than 10 percent of net sales. Substantially all of the Company's net sales were to customers located in the United States. Reportable segment information for the years ended December 31, 2000, 2001 and 2002 follows (amounts in thousands):

	Retail	Wholesale	Total
2000			
Net sales	$402,071	$49,876	$451,947
Gross Margin	166,054	10,498	176,552
Gross Margin	217,015	10,833	227,848

	Retail	Wholesale	Total
2001			
Net sales	$522,019	$56,250	$578,269
Gross Margin	217,015	10,833	227,848
2002			
Net sales	$663,983	$49,959	$713,942
Gross Margin	276,560	10,026	286,586

11. 401(k) Plan

In 1998 the Company adopted a 401(k) Plan (the Plan). All full-time employees are eligible to participate in the plan after 3 months of service. The Company does not match employee contributions. The Company may elect to make a discretionary contribution to the Plan. For the years ended December 31, 2000, 2001 and 2002, no discretionary contributions were made.

12. Discontinued Operations

On March 4, 2000, the Board of Directors approved the disposition of Universal International, Inc. and Odd's-n-End's, Inc., which comprises the retail operations of Odds-n-Ends, Inc. and Only Deals, Inc.

The Company engaged an investment-banking firm in May 2000 to evaluate and identify potential buyers for the Universal business and expected to sell Universal within the one-year time frame. The investment banking firm's marketing process focused upon selling the business as a going concern. From June 2000 through August 2000, sales presentations were delivered to both strategic buyers and financial buyers. This process did not generate the expected interest level from potential buyers that had been anticipated. The highest offer for the Universal business was significantly less than the Company's expectations. As a result of the difficulties encountered in trying to sell Universal and the necessity to complete the process by December 31, 2000 it was decided by the Board of Directors to be in the Company's and the shareholders' best interest to sell Universal for the Company's carrying value as of the close of business on September 30, 2000 to Universal Deals, Inc., a limited liability company owned 100% by David and Sherry Gold, both significant shareholders of 99¢ Only Stores. Mr. Gold is also Chairman and CEO of 99¢ Only Stores. The sales price for Universal was the Company's carrying value as of the close of business on September 30, 2000, which was $33.9 million. The net assets at September 30, 2000 included $29.2 million in inventory, net fixed assets of $7.6 million and $0.6 million of other assets. These assets were offset by $3.5 million of accounts payable, accrued and other liabilities. In connection with this transaction 99¢ Only Stores is providing certain ongoing administrative and other services to Universal pursuant to a Services Agreement. During fiscal year 2000, the Company recorded an additional net loss from discontinued operations of $1.1 million, net of a tax benefit of $0.7 million, for operating losses incurred through the date of sale, in excess of the amounts originally provided in 1999. In the fourth quarter of 2000, the Company received $1.3 million in management fees under the service agreement with Universal. The Company also received $0.4 million in lease payments for rental of a distribution facility to Universal. During 2001, the Company received $3.7 million in fees under the service agreement, $1.4 million in leasepayments and sold $4.7 million in merchandise at a 10% mark-up. In 2002 the Company received $1.5 million in management fees under the service agreement from Universal and $1.4 million in lease payments. It also purchased $0.4 million of closeout inventory from Universal. Resolution of Universal post closing business issues has required the extension of the service agreement and lease arrangement with 99¢ Only Stores to a date ending some time in 2003.

13. Stock Split

On March 9, 2002, the Company's Board of Directors approved a four-for-three stock split distributed on April 3, 2002 to shareholders of record on March 25, 2002. Also on February 17, 2001, the Company's Board of Directors approved a three-for-two stock split distributed on March 20, 2001 to shareholders of record on May 14, 2001. All share and per share data has been restated to reflect these stock splits.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

As of June 13, 2002, upon the recommendation of the Audit Committee of 99¢ Only Stores (the "company"), the Board of Directors dismissed Arthur Andersen LLP ("Andersen") as the Company's independent auditors. Arthur Andersen had served as the Company's independent auditors since 1989.

Andersen's reports on the consolidated financial statements of the Company and its subsidiaries for the two most recent years ended December 31, 2001 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's two most recent fiscal years ended December 31, 2001 and the subsequent interim period through June 13, 2002, there were: (i) no disagreements between the Company and Andersen on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports on the Company's consolidated financial statements for such years; and (ii) no "reportable events" as defined in item 304 (a) (1) (v) of Regulation S-K. The Company provided Andersen with a copy of the foregoing disclosures, and Andersen delivered a letter to the SEC, dated June 13, 2002, stating its agreement with such statements.

On June 13, 2002, the Company engaged PricewaterhouseCoopers LLP ("PwC") as its independent auditors to audit its financial statements for the year ending December 31, 2002. The decision to engage PwC was recommended by the Company's Audit Committee and approved by its Board of Directors. During the Company's two most recent years ended December 31, 2001 and subsequent interim period through June 13, 2002, the Company did not consult with PwC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements or any other matters or reportable events as set forth in Items 304 (a) (2) (i) and (ii) of Regulation S-K.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information regarding Directors and Executive Officers of the registrant required by Item 401 of Regulation S-K and information regarding Directors and Executive Officers of the registrant required by Item 405 of Regulation S-K is presented under the captions "Election of Directors," "Management" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive Proxy Statement for the Company's 2003 Annual Meeting of Shareholders, and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 402 of Regulation S-K is presented under the caption "Executive Compensation" in the definitive Proxy Statement for the Company's 2003 Annual Meeting of Shareholders, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by Item 403 of Regulation S-K is presented under the caption "Principal Shareholders" in the definitive Proxy Statement for the Company's 2003 Annual Meeting of Shareholders, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by Item 404 of Regulation S-K is presented under the caption "Certain Relationships" in the definitive Proxy Statement for the Company's 2003 Annual Meeting of Shareholders, and is incorporated herein by reference.

Item 14. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Within the 90-day period prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures ("Disclosure Controls") pursuant to Rule 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934. Based upon that evaluation, our CEO and our CFO concluded that, subject to the limitations noted below, our Disclosure Controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings.

Changes in Internal Controls and Procedures

There have been no significant changes in our internal controls or in other factors, which could significantly affect internal controls subsequent to the date that the Company carried out its evaluation.

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our Disclosure Controls and internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system can be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

1. Financial Statements. Reference is made to the Index to the Financial Statements set forth in item 8 on page 34 of this Form 10-K.

2. Financial Statement Schedules. All Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included herein.

3. The Exhibits listed on the accompanying Index to Exhibits a re filed as part of, or incorporated by reference into, this report

4 Reports on Form 8-K. The Company filed two reports on form 8-K during the last quarter of 2002. One was filed on October 8, 2002 and the second on October 23, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

99¢ Only Stores

/s/ Eric Schiffer
By : Eric Schiffer
President

Pursuant to the requirements of the Securities Exchange Act of 1934 this Annual Report on Form 10K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David Gold David Gold	Chairman of the Board and Chief Executive Officer	March 28, 2003
/s/ Howard Gold Howard Gold	Senior Vice President of Distribution and Director	March 28, 2003
/s/ Jeff Gold Jeff Gold	Senior Vice President of Real Estate and Information Systems and Director	March 28, 2003
/s/ Eric Schiffer Eric Schiffer	President and Director	March 28, 2003
/s/ Andrew Farina Andrew Farina	Chief Financial Officer (Principal financial officer and principal accounting officer)	March 28, 2003
/s/ William Christy William Christy	Director	March 28, 2003
/s/ Lawrence Glascott Lawrence Glascott	Director	March 28, 2003
/s/ Marvin L. Holen Marvin L. Holen	Director	March 28, 2003
/s/ Ben Schwartz Ben Schwartz	Director	March 28, 2003
/s/ John Shields John Shields	Director	March 28, 2003

Certification of
Chief Executive Officer
Of 99¢ Only Stores

I, David Gold, certify that:

1. I have reviewed this annual report on Form 10-K of 99¢ Only Stores;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

By: /s/ David Gold

David Gold

Chief Executive Officer

Certification of
Chief Financial Officer
Of 99¢ Only Stores

I, Andrew Farina, certify that:

1. I have reviewed this annual report on Form 10-K of 99¢ Only Stores;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

By: /s/ Andrew Farina

Andrew Farina

Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

PART I. Financial Statement Schedule

To the Board of Directors Of 99¢ Only Stores:

Our audit of the financial statements referred to in our report dated February 3, 2003 appearing in the 2002 Annual Report to Shareholders of 99¢ Only Stores also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

PricewaterhouseCoopers LLP
Los Angeles, CA
February 3, 2003

99¢ Only Stores
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
For Each of the Three Years in the Period Ended December 31, 2002

(Amounts in thousands)

	Beginning of Year	Addition	Reduction	Other	End of Year
For the year ended December 31, 2002					
Allowance for doubtful accounts	$165	-	16	-	$149
Inventory reserve	$1,224	298	-	-	$1,522
For the year ended December 31, 2001:					
Allowance for doubtful accounts	$113	177	125	-	$165
Inventory reserve	$1,279	179	234		$1,224
For the year ended December 31, 2000:					
Allowance for doubtful accounts	$140	-	27	-	$113
Inventory reserve	$1,503	-	224	-	$1,279



"99 Cent" – Photograph by World Renowned Photographer, Andreas Gursky.
On exhibit in major cities worldwide including New York, Los Angeles and Paris.



SHAREHOLDER GIFT CERTIFICATE

OPEN
8AM - 9PM
9 DAYS A WEEK!

NOTHING OVER
99¢ EVER!



99¢ only STORES ®

FREE ITEM!

GOOD ON YOUR NEXT VISIT TO YOUR STORE
Certificate Expires 3-31-2004
Tax Not Included
One per Shareholder



6 55555 199995 0

Call Toll Free (1-888) LUCKY 99 for location nearest you

PLEASE PRESENT TO CASHIER BEFORE TRANSACTION

Please let us know how you found your shopping experience.


99¢ only STORES®

"Our Strategy is to Buy Low and Sell Low!"™©

000 Union Pacific Avenue
City of Commerce, California 90023
(323) 980-8145